                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

         For the Month Ended                     Commission file number
         September 30, 2000                             0-14884

            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.
              (formerly Sand Technology Systems International Inc.)

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                     4141 SHERBROOKE STREET WEST, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 1B8

                            TELEPHONE (514) 939-3477

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                       Form 40-F
                            -----                               -----

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                                 No   X
                      -----                              -----

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-N/A.

                           Total number of pages is 64.

                              SAND TECHNOLOGY INC.

                           4141 Sherbrooke Street West
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 1B8

              NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

     NOTICE is hereby given that the Annual and Special Meeting of the Shareholders of SAND TECHNOLOGY INC. (the "Corporation" or "Sand") will be held at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, on Friday, October 20, 2000 at 10:00 o'clock (Montreal time) in the morning (the "Meeting"), for the following purposes:

1. to receive the Report of the Directors and the accompanying Consolidated Financial Statements of the Corporation for the fiscal year ended July 31, 2000, together with the Report of the Auditors thereon;

2.   to elect five (5) directors;

3. to appoint auditors and grant the directors the authority to fix the remuneration of the auditors;

4. to consider, and if thought advisable, pass a special resolution to amend the Articles of the Corporation to create a new class of shares to be known as Class B Shares;

5. to consider, and if thought advisable, pass a resolution authorizing the Corporation to issue 20% or more of its issued and outstanding Class A Common Shares in certain circumstances; and

6. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the meeting are set forth in the Management Proxy Circular which accompanies this Notice.

Dated at Westmount, Province of Quebec, Canada, this 11th day of September 2000.

                                           BY ORDER OF THE BOARD OF DIRECTORS,

                                           Arthur G. Ritchie
                                           Chairman of the Board
                                           President and Chief Executive Officer

SHAREHOLDERS WHO ARE UNABLE TO BE PRESENT IN PERSON AT THE MEETING ARE REQUESTED TO FILL IN, DATE, SIGN AND RETURN THE FORM OF PROXY ACCOMPANYING THIS NOTICE. IN ORDER TO BE VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED NO LATER THAN FORTY-EIGHT (48) HOURS PRECEDING THE MEETING OR ANY ADJOURNMENT THEREOF, WITH THE CORPORATION, C/O CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 2 BROADWAY, NEW YORK, NEW YORK 10004, U.S.A.

                           [INTENTIONALLY LEFT BLANK]

                              SAND TECHNOLOGY INC.

                           4141 Sherbrooke Street West
                                    Suite 410
                        Westmount, Quebec, Canada H3Z 1B8
                            Telephone: (514) 939-3477


                           MANAGEMENT PROXY CIRCULAR*


                             SOLICITATION OF PROXIES

     THIS MANAGEMENT PROXY CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF SAND TECHNOLOGY INC. (THE "CORPORATION" OR "SAND") OF PROXIES FOR USE AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF SAND TO BE HELD AT THE OFFICES OF LAVERY, DE BILLY, 40TH FLOOR, 1 PLACE VILLE MARIE, MONTREAL, QUEBEC, CANADA, ON FRIDAY, OCTOBER 20, 2000 AT 10:00 O'CLOCK (MONTREAL TIME) IN THE MORNING (THE "MEETING") FOR THE PURPOSES SET FORTH IN THE ACCOMPANYING NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS ("NOTICE OF MEETING") OR AT ANY ADJOURNMENT THEREOF.

SOLICITATION OF PROXIES

     The solicitation of proxies by the Corporation will be primarily by mail but proxies may be solicited by other means of delivery or in person or by telephone by directors, officers, regular employees or agents of the Corporation or its subsidiaries, or by Continental Stock Transfer & Trust Company, its transfer agent. The solicitation of proxies from non-registered shareholders will be carried out by intermediaries, or by the Corporation or its transfer agent if the names and addresses of non-registered shareholders are provided by such intermediaries (see "Non-Registered Holders"). THE SOLICITATION OF PROXIES BY THIS CIRCULAR IS BEING MADE BY OR ON BEHALF OF MANAGEMENT OF THE CORPORATION. The total cost of the solicitation will be borne by the Corporation.

APPOINTMENT OF PROXY

     The persons named in the enclosed form of proxy are Directors and Officers of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER, DIRECTOR OR AN OFFICER) TO REPRESENT THE SHAREHOLDER AT THE MEETING MAY DO SO BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY. The shareholder may direct that the shares of the shareholder be voted for, or against, or be withheld from voting on matters specified in the proxy, by marking the form of proxy as appropriate.

     TO BE VALID, A PROXY MUST BE EXECUTED LEGIBLY BY A REGISTERED SHAREHOLDER AND THE SIGNATURE ON THE PROXY SHOULD BE EXACTLY THE SAME AS ON THE SHARE CERTIFICATE. A proxy executed by a registered shareholder which is a corporation must be properly executed.


--------

* This Management Proxy Circular has been prepared in accordance with Canadian requirements. Sand Technology Inc., as a Canadian corporation, became exempt in 1991 from compliance with the proxy rules of the United States Securities and Exchange Commission. The information herein is given as of September 11, 2000 unless otherwise indicated. All dollar amounts stated herein are in Canadian dollars unless otherwise indicated.

Evidence of authority to sign, satisfactory to the Corporation, may be filed with such proxy or may be requested by the Corporation or by Continental Stock Transfer & Trust Company, prior to accepting such proxy for use at the Meeting. Properly executed forms of proxy must be deposited no later than forty-eight
(48) hours preceding the Meeting or any adjournment thereof, with the Corporation, c/o Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004, U.S.A.

Non-Registered Holders

     Only registered holders of Class A Common Shares (the "Common Shares") of the Corporation, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting. However, in many cases, Common Shares of the Corporation beneficially owned by a holder (a "Non-Registered Holder") are registered either:

     - in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     - in the name of a clearing agency of which the Intermediary is a participant. In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Management Proxy Circular, the Form of Proxy, the 2000 Annual Report (which includes Management's Discussion and Analysis of Financial Condition and Results of Operations) (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

     Intermediaries are required to forward Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

     - be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the Form of Proxy and deposit it with Continental Stock Transfer & Trust Company as described above; or

     - more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form which may in some cases permit the completion of the voting instruction form by telephone.

     The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a form of proxy, a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-

Registered Holder should strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or the name of such other person) in the blank space provided or, in the case of a voting instruction form, follow the corresponding directions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES, INCLUDING THOSE REGARDING WHEN AND WHERE THE PROXY OR THE PROXY AUTHORIZATION FORM IS TO BE DELIVERED, AND THEIR SERVICE COMPANIES.

RIGHT OF REVOCATION

     A registered shareholder who has given a proxy may revoke the proxy by (a) completing and signing a proxy bearing a later date and depositing it with Continental Stock Transfer & Trust Company as described above; or (b) under section 148(4) of the CANADA BUSINESS CORPORATIONS ACT by instrument in writing properly executed by such shareholder or by his attorney authorized in writing, or if the shareholder is a corporation, under its corporate seal, and deposited at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used or any adjournments thereof, or depositing such an instrument with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournments thereof, or in any other manner permitted by law.

     A non-registered shareholder may revoke a voting instruction form or a waiver of the right to receive documents and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of a voting instruction form or of a waiver of the right to receive documents and to vote that is not received by the Intermediary at least seven (7) days prior to the Meeting.

                                VOTING OF PROXIES

     The management representatives designated in the enclosed form of proxy will vote or withhold from voting the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions of the shareholder as indicated on the proxy and, if the shareholder specified a choice with respect to any matter to be acted upon, the shares will be voted accordingly. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED BY THE MANAGEMENT REPRESENTATIVES FOR THE ELECTION OF DIRECTORS, FOR THE APPOINTMENT OF AUDITORS AS INDICATED UNDER THOSE HEADINGS IN THIS CIRCULAR, FOR THE RESOLUTION TO AMEND THE ARTICLES OF THE CORPORATION TO CREATE A NEW CLASS OF SHARES TO BE KNOWN AS CLASS B SHARES AND FOR A RESOLUTION AUTHORIZING THE CORPORATION TO COMPLETE PRIVATE PLACEMENTS PROVIDING FOR THE ISSUANCE OF 20% OR MORE OF THE OUTSTANDING COMMON SHARES OF THE CORPORATION.

     PROXIES IN FAVOUR OF MANAGEMENT CONFER DISCRETIONARY AUTHORITY UPON THE MANAGEMENT REPRESENTATIVES IN THE FORM OF PROXY WITH RESPECT TO AMENDMENTS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING OR OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING AND WILL BE VOTED IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY. MANAGEMENT KNOWS OF NO SUCH AMENDMENTS OR OTHER MATTERS TO COME BEFORE THE MEETING.

                                  VOTING SHARES

     The Common Shares of the Corporation are the only shares entitled to vote at the Meeting of Shareholders. Each Common Share carries one vote. On September 8, 2000, there were 9,627,145 Common Shares outstanding.

     THE BOARD OF DIRECTORS OF SAND (THE "BOARD OF DIRECTORS") HAS FIXED THE CLOSE OF BUSINESS ON FRIDAY, SEPTEMBER 8, 2000 AS THE RECORD DATE (THE "RECORD DATE") FOR THE PURPOSE OF DETERMINING SHAREHOLDERS ENTITLED TO RECEIVE NOTICE OF, AND TO VOTE AT, THE MEETING, but the failure of any shareholder to receive a Notice of Meeting does not deprive the shareholder of a vote at the Meeting. If a person has acquired shares after the Record Date, that person is entitled to vote those shares at the Meeting upon producing properly endorsed share certificates, or otherwise establishing share ownership, and demanding the inclusion of his or her name in the list of shareholders not later than ten (10) days before the date of the Meeting.

     The following are the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than ten percent (10%) of the votes attached to the shares of the Corporation:

                         Number of Common Shares         Percentage of Common
                           Beneficially Owned,         Shares Beneficially Owned,
                          Controlled or Directed         Controlled or Directed
                       ---------------------------   ------------------------------
ARTHUR G. RITCHIE......         1,996,938                         20.74%

JEROME SHATTNER........         1,023,000                         10.63%


                              ELECTION OF DIRECTORS

     Pursuant to the Articles and by-laws of the Corporation and the requirements of the CANADA BUSINESS CORPORATIONS ACT under which the Corporation is organized, the Board of Directors shall consist of not fewer than three (3) and not more than eleven (11) directors. The Board of Directors has fixed the number of directors at five (5). Proxies cannot be voted for a greater number of persons than the number of nominees named.

     The following is a list of the nominees to serve as directors until the close of the next annual meeting of shareholders or until their respective successors are duly elected or appointed. All the nominees are currently directors of the Corporation with the exception of Mr. Jerome Shattner. Mr. Georges Dube, who is currently a director of the Corporation, is not a nominee for election to the Board of Directors. Mr. Dube will serve as a director until the close of the Meeting. IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE PERSONS NAMED BELOW, EACH OF WHOM IS PROPOSED AS NOMINEE FOR ELECTION AS A DIRECTOR. IF, FOR ANY REASON PRIOR TO THE MEETING, IT IS DETERMINED THAT ANY OF THE FIVE (5) NOMINEES FOR ELECTION WILL BE UNABLE TO SERVE AS A DIRECTOR, THE PERSONS DESIGNATED IN THE PRINTED PORTION OF THE ACCOMPANYING FORM OF PROXY INTEND TO VOTE FOR SUCH OTHER PROPERLY QUALIFIED NOMINEE, AS THEY, IN THEIR

DISCRETION, DETERMINE, UNLESS OTHERWISE INSTRUCTED BY THE SHAREHOLDER PURSUANT TO THE PROXY.

     There is no contract, arrangement or understanding between any proposed nominee and any other person pursuant to which the nominee is to be elected.

     The information as to shares beneficially owned or over which control or direction is exercised, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.Information as to the five (5) nominees for election as directors is as follows:

                                                                                         COMMON SHARES
                                                                                     BENEFICIALLY OWNED OR
                                                                                     OVER WHICH CONTROL OR
 NAME                    PRINCIPAL OCCUPATION                    DIRECTOR SINCE     DIRECTION IS EXERCISED
---------------------   -------------------------------------   ----------------   -------------------------
ARTHUR G. RITCHIE       Chairman of the Board, President              1983                  1,996,938(1)
                        and Chief Executive Officer
                        of Sand

JOSEPHINE MUNROE        Consultant                                    1990                      1,800

JEROME SHATTNER         President, Sand Technology Systems,           ---                   1,023,000
                        Inc.

MARTIN SHINDLER         Accountant and                                1987                      2,140
                        Business Consultant

GEORGE WICKER           Executive, Lockheed Martin                    1996                    273,550
                        Corporation

1 In addition, 112,862 Common Shares are owned by two companies controlled by trusts of which Arthur G. Ritchie is a trustee.


     A majority of the Board of Directors and of every committee of directors must be residents of Canada within the meaning given to such term in the CANADA BUSINESS CORPORATIONS ACT.

     Messrs. Dube and Wicker and Ms. Munroe comprise the Audit Committee. The Audit Committee has adopted a written Audit Committee Charter. Assuming the shareholders approve the election of the persons named in the enclosed form of proxy, the Board of Directors intends to reconstitute the Audit Committee.

     Ms. Munroe and Mr. Shindler comprise the Option Committee which administers the Share Option Plan, the 1996 Stock Incentive Plan and the 1996 Stock Option Plan which are described under the subsections entitled "Share Option Plan", "1996 Stock Incentive Plan" and "1996 Stock Option Plan".

     All nominees for election as directors have held their present positions or other executive positions with the same or associated firms during the past five years with the exception of Mr. Jerome Shattner. Mr. Shattner was a founder of the Corporation and was an executive with the Corporation in the early 1980s until the Corporation formed a joint venture in Canada with National Advanced Systems in 1987. Mr. Shattner was President of NAS Canada Inc. (which was renamed Hitachi Data Systems Inc.) from 1987 to 1999. Mr. Shattner became President of

Sand Technology Systems, Inc., a wholly-owned subsidiary of the Corporation, on February 1, 2000.

                            REMUNERATION OF DIRECTORS

     For the fiscal year ended July 31, 2000, each director, other than those directors who are salaried officers of Sand, was paid a basic annual retainer of $5,000 for serving as a director and an additional amount of $1,500 per year for serving as a member of a committee of the Board of Directors.

                             EXECUTIVE REMUNERATION

CASH REMUNERATION

     For the fiscal year ended July 31, 2000, the aggregate cash remuneration including salaries and bonuses paid by Sand to eight (8) executive officers for services rendered in all capacities to the Corporation and its subsidiaries during all or part of the fiscal year as applicable, was $1,621,117.

     The aggregate value of other compensation did not exceed the lesser of $10,000 times the number of executive officers or ten percent (10%) of the cash compensation paid to such executive officers.

EMPLOYEE COMPENSATION PLAN

     The Corporation has an informal employee compensation plan which also applies to Management pursuant to which, if employees fulfill stated goals with respect to sales revenue, new account penetration, profit contribution and other criteria, their incomes will increase proportionately above the guaranteed base until the noted target income is earned or exceeded. The informal employee compensation plan is not a mathematical formula with respect to management, but is the subject of individual negotiation.

SHARE OPTION PLAN

     On November 1, 1989, the Board of Directors adopted a Share Option Plan (the "Plan") pursuant to which beneficiaries selected by a committee of the Board of Directors were granted the right to subscribe for Common Shares. The Plan was administered by a committee (the "Committee") consisting of members of the Board of Directors who were not eligible, or had waived the right, to receive options under the Plan.

     The total number of shares which could be issued under the Plan was limited to 10% of the outstanding Common Shares. The number of Common Shares subject to options in favour of a single beneficiary could not exceed 5% of the outstanding Common Shares. The term and number covered by each option as well as the permitted frequency of exercise of such options were determined by the Committee at the time the options were granted to the beneficiaries. The exercise price of each option was the closing price of the Common Shares on The Nasdaq National Market System on the trading day prior to the day the option was granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Plan could not be assigned or pledged. An optionee could obtain from the Corporation, upon exercise of the option, a loan bearing no interest, within the limit established by the Board of Directors, to pay for the shares subscribed for by him or her under the Plan. The recipient of such a loan was required to pledge the shares subscribed for by him or her under the Plan as security for the repayment of the loan. The corporation reserved the right to terminate the Plan at any time subject to vested rights.

     On May 17, 1990, the Board of Directors granted to each of Jerome Shattner and Arthur G. Ritchie 440,000 stock options (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) entitling the holder of each option to purchase one Common Share per stock option at an exercise price of US$0.25 per Common Share. These options were exercisable at any time over a ten-year period. Jerome Shattner exercised all his outstanding options on October 23, 1996 and Arthur G. Ritchie exercised all his outstanding options on November 11, 1999. The Board of Directors of the Corporation approved a demand loan in the amount of US$110,000 in favour of Arthur G. Ritchie upon the exercise of his options within the limits established by the Plan and Mr. Ritchie pledged the shares subscribed for by him as security for repayment of the loan. Mr. Ritchie subsequently repaid to the Corporation the full amount of the loan. The Corporation has no options outstanding under the Plan.

The Corporation has terminated the Plan.

1996 STOCK INCENTIVE PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Incentive Plan (the "Incentive Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Incentive Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Incentive Plan provided that a maximum of 800,000 Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Incentive Plan. On November 9, 1999, by resolution, the directors of the Corporation amended the Incentive Plan to increase the maximum aggregate number of Common Shares which may be issued and sold pursuant to options granted under the Incentive Plan by an additional 300,000 Common Shares. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. As at September 1, 2000, 287,500 options had been granted and remained outstanding under the Incentive Plan and 812,500 options remained available for grant.

     The Incentive Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE. The Plan permits the granting of incentive stock options on terms designed to gain certain advantages under United States Federal income tax law.

     The total number of Common Shares of the Corporation authorized for grants of options is 1,100,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) subject to adjustment to take into account changes in the capital structure of the

Corporation. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation.

     The term and number of Common Shares covered by each option as well as the permitted frequency of exercise of such options are determined by the Committee at the time the options are granted to the recipients. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the closing price of the Common Shares on the The Nasdaq National Market System on the trading day prior to the day the option is granted or, if there was no transaction on that day, the average of the bid and ask prices on that day, less any discount as decided by the Board of Directors within the extent permitted by the applicable regulatory provisions. Options granted under the Incentive Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. The Corporation may terminate the Incentive Plan at any time, subject to vested rights.

     During the fiscal year ended July 31, 2000, the Committee granted options to purchase an aggregate of 22,000 Common Shares to two officers and an aggregate of 77,250 Common Shares to 15 employees at exercise prices which vary from US$3.625 to US$8.625 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market System on the day prior to each grant and 426,750 options were cancelled. One officer exercised options as to 14,000 Common Shares at US$5.00 per share and one employee exercised options as to 2,000 Common Shares at US$3.75 per share.

1996 STOCK OPTION PLAN

     On July 8, 1996, the Board of Directors adopted the 1996 Stock Option Plan (the "Option Plan") pursuant to which the beneficiaries selected by a committee of the Board of Directors may be granted options to subscribe for Common Shares. The Option Plan was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1996. Prior to November 9, 2000, the Option Plan provided that a maximum of 700,000 Common Shares (as adjusted to reflect the share subdivision on a two-for-one basis on December 31, 1996) were issuable pursuant to options granted under the Option Plan. On November 9, 1999, by resolution, the directors of the Corporation amended the Option Plan to increase the maximum aggregate number of Common Shares which may be issued and sold pursuant to options granted under the Option Plan by an additional 200,000 Common Shares. This resolution of the directors was confirmed, approved and ratified by the shareholders of the Corporation at the Annual and Special Meeting of the shareholders held on December 17, 1999. As at September 1, 2000, 674,500 options had been granted and remained outstanding under the Option Plan and 225,500 remained available for grant.

     The Plan is administered by a committee (the "Committee") consisting of not less than two (2) members of the Board of Directors each of whom is a "disinterested person" as defined under the SECURITIES AND EXCHANGE ACT OF 1934 and an "outside director" as defined in the UNITED STATES INTERNAL REVENUE CODE.

         The total number of Common Shares of the Corporation authorized for grants of options is 900,000 (as adjusted to reflect the share subdivision on a two-for-one basis on December 31,

1996) subject to adjustment to take into account changes in the capital structure of the Corporation. The number of Common Shares which may be subject to option in favour of a single recipient may not exceed 5% of the outstanding Common Shares of the Corporation.

     The term and number of Common Shares covered by each option as well as the permitted frequency of exercise of such options are determined by the Committee at the time the options are granted to the recipients. An option is to be exercised within a period of ten (10) years after the date on which the option is granted. The exercise price of each option for Common Shares is not less than the price of the Common Shares as determined by the Committee within the extent permitted by the applicable regulatory provisions. Options granted under the Option Plan may not be assigned or pledged. No financial assistance is available to recipients in connection with the exercise of an option. Options which expire or are terminated or surrendered or unexercised are thereafter available for the granting of other options. Corporation may terminate the Option Plan at any time subject to vested rights.

     During the fiscal year ended July 31, 2000, the Committee granted options to purchase an aggregate of 10,000 Common Shares to one officer and an aggregate of 162,000 Common Shares to 40 employees at exercise prices which vary from US$5.00 to US$6.313 per share which were not less than the respective closing prices of the Common Shares on The Nasdaq National Market System on the day prior to each grant and 78,000 options were cancelled. One officer exercised options as to 64,000 Common Shares at US$0.6562 per share.

EMPLOYMENT AGREEMENT

     Arthur G. Ritchie, Chairman of the Board, President and Chief Executive Officer and a Director of the Corporation, entered into an employment agreement ("the Agreement") with the Corporation upon the expiry of his previous employment agreement on December 31, 1993. The Agreement, effective January 1, 1994 was for an initial term of five (5) years and is automatically extended for additional periods of twelve (12) months each unless the Corporation or Mr. Ritchie shall have given the other a notice of termination of the Agreement not less than three (3) months prior to the end of its term. In the event the employment of Mr. Ritchie (i) is terminated by the Corporation for any reason other than for Cause (as defined in the Agreement) or death or (ii) is terminated by Mr. Ritchie for Good Reason (as defined in the Agreement), Mr. Ritchie will be entitled to receive, among other things, a lump sum payment equivalent to two (2) times the sum of his then current annual base salary and the amount of the bonuses received by him in the immediate past year and Mr. Ritchie shall continue for a period of two (2) years to participate in all plans and programs of the Corporation to the extent such participation is possible, and, if such continued participation is barred, to receive amounts equal to the out-of-pocket costs of participation in plans and programs providing substantially similar benefits. On January 1, 2000, the employment of Mr. Ritchie with the Corporation was automatically extended to December 31, 2000 on terms similar to those in the Agreement and it is expected that his employment shall be extended beyond January 1, 2001 either on terms similar to those in the Agreement or on terms to be agreed upon.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

     On July 15, 1994, Sand entered into a Purchase Agreement with Nucleus International Corporation pursuant to which Sand acquired all of the rights in the Nucleus System including software, hardware and intellectual property. On July 31, 2000, Sand and Nucleus International Corporation entered into an agreement to modify their existing agreement so as to enable Sand to defer payment of a sum of US$350,038 to Nucleus International Corporation from August 15, 2000 to November 15, 2000 and to convert future payments in the amount of US$1,250,000 into the issue of Common Shares to Nucleus International Corporation. 263,150 Common Shares were issued by Sand to Lakeside Financial Services, a nominee of Nucleus International Corporation, on July 31, 2000 at a price of US$4.75 per share. George Wicker, a director of Sand, is the Chief Operating Officer and Secretary of Nucleus International Corporation and an officer, director and shareholder of Lakeside Financial Services.


                                SPECIAL BUSINESS


                I - AMENDMENT TO THE ARTICLES OF THE CORPORATION

                         TO CREATE A NEW CLASS OF SHARES

     The board of directors has determined that it is in the best interests of the Corporation to create a new class of shares to be designated as Class B Shares in order to enable the Corporation to have the flexibility to respond in a timely and effective manner to opportunities to obtain financing which may arise from time to time. The Board believes that the creation of a new class of shares issuable in series and ranking senior to the Common Shares will provide such flexibility. The Corporation is in the process of identifying specific financings, but to date no negotiations are currently being actively pursued.

Attributes of the Class B Shares

     The rights, privileges, conditions and restrictions attaching to the Class B Shares are summarized below.

     The directors of the Corporation will be entitled at any time to issue the Class B Shares in series and to fix the rights, privileges, conditions and restrictions attaching to the Class B Shares of each series. The Class B Shares of each series will, with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, rank on a parity with the Class B Shares of every other series and be entitled to priority over the Common Shares. In the event of the liquidation, dissolution, winding-up or other distribution of assets of the Corporation, the holders of the Class B Shares will be entitled to receive the amount paid up thereon together with all accrued and unpaid dividends, the whole before any amount shall be paid to holders of the Common Shares.

Approval of the Holders of Common Shares Required

     As the creation of a class of shares ranking senior to the Common Shares of the Corporation requires the approval of the shareholders of the Corporation, the shareholders will be asked to consider and, if thought appropriate, pass a special resolution approving the amendment of the articles of the Corporation to, among other things, create a new class of shares to be designated as Class B Shares issuable in series. The special resolution authorizes the Board of Directors to revoke this special resolution without further approval of shareholders of the Corporation at any time prior to the issuance of a certificate of amendment.

     The full text of the proposed special resolution is set out in Schedule 1 to this Management Proxy Circular.

     To be effective, this special resolution must be passed by at least two-thirds of the votes cast by shareholders present in person or represented by proxy at the Meeting. The Board of Directors unanimously recommends that shareholders vote in favour of passing this special resolution.

     IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF PASSING THIS SPECIAL RESOLUTION.


     II - AUTHORIZATION FOR THE CORPORATION TO ISSUE 20% OR MORE OF ITS ISSUED
          AND OUTSTANDING COMMON SHARES IN CERTAIN CIRCUMSTANCES

     The primary source of capital presently available to the Corporation is equity financing. In order for to finance its ongoing business activities, the Corporation entered into a Common Share Purchase Agreement (the "Agreement") with Sundowner Investments Limited ("Sundowner") on May 26, 2000 for the future issuance and purchase of Common Shares of the Corporation. The Agreement establishes what is sometimes called an equity line of credit. Sundowner has committed to purchase up to US$30,000,000 of Common Shares to be issued over a 12-month period. Once every 22 trading days, the Corporation may request a draw-down of up to US$3,000,000 of that money, subject to a formula based on the volume-weighted average price and average trading volume of the Common Shares of the Corporation. At the end of a 22-day trading period following the draw-down request, the Corporation and Sundowner will calculate the amount of money that Sundowner will provide to the Corporation and the number of shares the Corporation will issue to Sundowner in return for that money, based upon the formula set out in the Agreement.

     Sundowner will receive a ten percent (10%) discount to the volume-weighted average market price for the 22-day period and the Corporation will receive the amount of the draw-down less an escrow agent fee of US$1,500 and a six percent (6%) cash placement fee to the placement agent, Ladenburg Thalmann & Co. Inc. As an additional placement fee, the Corporation has issued to Ladenburg Thalmann & Co. Inc. warrants to purchase 182,278 Common Shares at an exercise price of US$5.6781 per share. The Corporation has also issued to Sundowner warrants to purchase 182,278 Common Shares at an exercise price of US$5.6781 per share.

     The Corporation may make up to a maximum of twelve (12) draw-downs; however, the aggregate total of all draw-downs cannot exceed US$30,000,000 and no single draw-down can be less than US$250,000 or more than US$3, 000,000. Based on a review of its trading volume and stock price history and the number of draw-downs it estimates making, the Corporation registered 6,857,142 Common Shares for possible issuance under the Agreement and 364,556 Common Shares underlying the warrants delivered to Sundowner and Ladenburg Thalmann & Co. Inc. The listing requirements of The Nasdaq National Market System prohibit the Corporation from issuing 20% or more of its issued and outstanding Common Shares in a single transaction if the shares may be issued for less than the greater of market value or book value. Based on the number of Common Shares issued and outstanding on the date of the closing of the Agreement, June 1, 2000, the Corporation may not issue more than 1,867,999 Common Shares under the Agreement, the Sundowner warrant and the Ladenburg Thalmann warrant, without the approval of shareholders. Because 364,556 of these shares are committed to the Sundowner warrant and the Ladenburg Thalmann warrant, if the Corporation wishes to draw amounts which would cause an issuance of more than 1,503,443 Common Shares under the Agreement, the Corporation must receive shareholder approval prior to any such draw-down.

     The Board of Directors is unanimously of the view that it is in the best interests of the Corporation to obtain the approval of the shareholders of the Corporation in order to allow the Corporation to issue and exercise the draw-downs and to take advantage of the flexibility resulting from this financing opportunity in a timely and effective manner. Approval will in particular obviate the necessity of obtaining shareholder approval for each specific draw-down in which the number of Common Shares to be issued would require shareholder approval and enable the Corporation to reduce the costs which it would otherwise have to incur to obtain such approval.

     At the Meeting, the text of the resolution set out in Schedule 2 will be placed before the shareholders for approval.

     To be effective, this resolution must be passed by a majority of the votes cast by shareholders present in person or represented by proxy at the Meeting. The Board of Directors unanimously recommends that shareholders vote in favour of passing this resolution. Under the requirements of The Nasdaq National Market System, any votes cast by the holders of Common Shares issued under the Common Share Purchase Agreement, the Sundowner Warrant or the Ladenburg Thalmann warrant will not be counted in determining whether the requisite majority vote has been obtained. However, no such Common Shares were outstanding on the Record Date of the Meeting.

     IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE IN FAVOUR OF PASSING THIS RESOLUTION.


                   DIRECTORS AND OFFICERS LIABILITY INSURANCE

     Sand maintains directors' and officers' liability insurance which, subject to the provisions and exclusions contained in the policy, protects the directors and officers, as such, against any claims made during the term of their office against any of them for a wrongful act, provided they acted honestly and in good faith with a view to the best interests of Sand. The policy provides coverage with a limit of US$2,000,000 in each policy year, subject to a corporate reimbursement deductible of US$100,000 per loss. The current annual premium is paid entirely by the Corporation and amounts to US$48,275. To the extent permitted by law, Sand has entered into an indemnification agreement with each of its directors and senior officers.


                                    AUDITORS

     There will be submitted to the Meeting a resolution to reappoint Deloitte & Touche, Chartered Accountants, to the office of auditors of Sand for a term expiring at the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration. Deloitte & Touche has acted as the auditors of the Corporation for more than five (5) years.

Representatives of Deloitte & Touche will be present at the Meeting with the opportunity to make a statement if they so desire and to respond to appropriate questions.

     IN THE ABSENCE OF A CONTRARY INSTRUCTION, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE RE-APPOINTMENT OF DELOITTE & TOUCHE, CHARTERED ACCOUNTANTS, AS AUDITORS OF THE CORPORATION TO HOLD OFFICE UNTIL THE CLOSE OF THE NEXT ANNUAL MEETING OF SHAREHOLDERS AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

                            AVAILABILITY OF DOCUMENTS

     COPIES OF THE FOLLOWING DOCUMENTS ARE AVAILABLE ON THE WRITTEN REQUEST OF THE VICE PRESIDENT, FINANCE AND ADMINISTRATION AT THE ADDRESS SHOWN FOR SAND APPEARING ON PAGE 1 OF THIS MANAGEMENT PROXY CIRCULAR: THE FORM 20-F FILED WITH THE SECURITIES AND EXCHANGE COMMISSION; THE 2000 ANNUAL REPORT TO SHAREHOLDERS CONTAINING THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED JULY 31, 2000 TOGETHER WITH THE AUDITORS' REPORT THEREON AND MANAGEMENT'S DISCUSSION AND ANALYSIS IN RESPECT THEREOF; THE INTERIM FINANCIAL STATEMENTS FOR FISCAL PERIODS SUBSEQUENT TO JULY 31, 2000 AND THIS MANAGEMENT PROXY CIRCULAR.

                              APPROVAL OF DIRECTORS

     THE CONTENTS AND THE SENDING OF THIS MANAGEMENT PROXY CIRCULAR HAVE BEEN APPROVED BY THE BOARD OF DIRECTORS OF SAND.




                                           Arthur G. Ritchie
                                           Chairman of the Board,
                                           President and Chief Executive Officer


Westmount, Quebec
September 11, 2000

                                   SCHEDULE 1
                                   ----------

                  AMENDMENT TO THE ARTICLES OF THE CORPORATION
                         TO CREATE A NEW CLASS OF SHARES
                  --------------------------------------------


BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. AMENDMENT OF SHARE CAPITAL. The authorized and outstanding share capital of the Corporation is amended as follows:

     1.1 By the creation of an unlimited number of Class B Shares, issuable in series, all without par value;

     so that the authorized share capital of the Corporation shall consist of an unlimited number of Class B Shares, issuable in series, all without par value and an unlimited number of Class A Common Shares, all without par value.

2. PROVISIONS ATTACHING TO THE CLASS B SHARES. The Class B Shares, as a class, shall have attached thereto the following rights, privileges, restrictions and conditions:

     2.1 DIRECTORS' AUTHORITY TO ISSUE IN ONE OR MORE SERIES. The Board of Directors of the Corporation may issue the Class B Shares at any time and from time to time in one or more series. Before the first shares of a particular series are issued, the Board of Directors of the Corporation shall fix the limited or unlimited number of shares in such series and shall determine, subject to the limitations set out in the articles, the designation, rights, privileges, restrictions and conditions to be attached to the shares of such series including, without limitation, the rate or rates, amount or method or methods of calculation of dividends thereon, the time and place of payment of dividends, whether cumulative or non-cumulative or partially cumulative and whether such rate, amount or method of calculation shall be subject to change or adjustment in the future, the currency or currencies of payment of dividends, the consideration and the terms and conditions of any purchase for cancellation, retraction or redemption rights (if any), the conversion or exchange rights attached thereto (if any), the voting rights attached thereto (if any), and the terms and conditions of any share purchase plan or sinking fund with respect thereto. Before the issue of the first shares of a series, the Board of Directors of the Corporation shall send to the Director (as defined in the CANADA BUSINESS CORPORATIONS ACT) articles of amendment containing a description of such series including the designation, rights, privileges, restrictions and conditions determined by the Board of Directors of the Corporation.

     2.2 RANKING OF CLASS B SHARES. No rights, privileges, restrictions or conditions attached to a series of Class B Shares shall confer upon a series a priority in respect of dividends or return of capital over any other series of Class B Shares then outstanding. The Class B Shares shall be entitled to priority over the common shares of the Corporation and over any other shares of the Corporation ranking junior to the Class B Shares with respect to priority in the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding-up its affairs. If any cumulative dividends or amounts payable on a return of capital in respect of a series of Class B Shares are not paid in full, the Class B Shares of all series shall participate rateably in respect of such dividends, including accumulations, if any, in accordance with the sums that would be payable on such shares if all such dividends were declared and paid in full, and in respect of any repayment of capital in accordance with the sums that would be payable on such repayment of capital if all sums so payable were paid in full; provided however, that in the event of there being insufficient assets to satisfy in full all such claims to dividends and return of capital, the claims of the holders of the Class B Shares with respect to repayment of capital shall first be paid and satisfied and any assets remaining thereafter shall be applied towards the payment and satisfaction of claims in respect of dividends. The Class B Shares of any series may also be given such other preferences, not inconsistent with sections 2.1 to 2.4 hereof, over the common shares and over any other shares ranking junior to the Class B Shares as may be determined in the case of such series of Class B Shares.

     2.3 VOTING RIGHTS. Except as otherwise required by law or in accordance with any voting rights which may from time to time be attached to any series of Class B Shares, the holders of the Class B Shares as a class shall not be entitled as such to receive notice of, to attend or to vote at any meeting of the shareholders of the Corporation.

     2.4 APPROVAL OF HOLDERS OF CLASS B SHARES. The rights, privileges, restrictions and conditions attaching to the Class B Shares as a class may be added to, changed or removed but only with the approval of the holders of the Class B Shares given as hereinafter specified.

     The approval of the holders of Class B Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Class B Shares as a class or to any other matter requiring the consent of the holders of the Class B Shares as a class may be given in such manner as may then be required by law, subject to a minimum requirement that such approval shall be given by resolution passed by the affirmative vote of at least two-thirds of the votes cast at a meeting of the holders of Class B Shares duly called for that purpose. The formalities to be observed in respect of the giving of notice of any such meeting or any adjourned meeting and the conduct thereof shall be those from time to time required by the CANADA BUSINESS CORPORATIONS ACT (as from time to time amended, varied or replaced) and prescribed in the by-laws of the Corporation with respect to meetings of shareholders. On every poll taken at a meeting of holders of Class B Shares as a class, each holder entitled to vote thereat shall have one vote in respect of each Class B Share held by him.

3. PROVISIONS ATTACHING TO THE CLASS A COMMON SHARES. The Class A Common Shares of the Corporation shall have attached thereto the following rights, privileges, restrictions and conditions:

     3.1 DIVIDENDS. Subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the payment of dividends, the holders of Class A Common Shares shall be entitled to receive dividends and the Corporation shall pay dividends thereon, as and when declared by the Board of Directors of the Corporation out of moneys properly applicable to the payment of dividends, in such amount and in such form as the Board of Directors of the Corporation may from time to time determine and all dividends which the Board of Directors of the Corporation may declare on the Class A Common Shares shall be declared and paid in equal amounts per share on all Class A Common Shares at the time outstanding.

     3.2 DISSOLUTION. In the event of the dissolution, liquidation or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of assets of the Corporation among its shareholders for the purpose of winding-up its affairs, subject to the prior rights of the holders of the Class B Shares and any other shares ranking senior to the Class A Common Shares with respect to priority in the distribution of assets upon dissolution, liquidation, winding-up or distribution for the purpose of winding-up, the holders of the Class A Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

     3.3 VOTING RIGHTS. The holders of the Class A Common Shares shall be entitled to receive notice of and to attend all meetings of the shareholders of the Corporation and shall have one vote for each Class A Common Share held at all meetings of the shareholders of the Corporation, except meetings at which only holders of another specified class or series of shares of the Corporation are entitled to vote separately as a class or series.

4. Any director or officer of the Corporation be and he/she is hereby authorized and directed to sign for and on behalf of the Corporation, the Articles of Amendment containing the provisions of the previous paragraphs and to do all things and sign all other documents necessary or desirable to effect the amendment of the Articles of the Corporation contemplated by this special resolution, and to obtain any regulatory approval in connection therewith.

5. The directors of the Corporation may revoke the foregoing resolution without further approval of the shareholders of the Corporation at any time prior to the issue by the Director of a Certificate of Amendment relating to it.

                                   SCHEDULE 2
                                   ----------

                   AUTHORIZATION FOR THE CORPORATION TO ISSUE
             20% OR MORE OF ITS ISSUED AND OUTSTANDING COMMON SHARES
                            IN CERTAIN CIRCUMSTANCES
             -------------------------------------------------------


WHEREAS the listing requirements of The Nasdaq National Market System prohibit the Corporation from issuing 20% or more of its issued and outstanding Common Shares in a single transaction if the shares may be issued for less than the greater of market value or book value;

WHEREAS the Corporation entered into a Common Share Purchase Agreement with Sundowner Investments Limited on May 26, 2000 whereby Sundowner Investments Limited committed to purchase Common Shares in an amount up to US$30,000,000 to be issued over a twelve-month period pursuant to draw-downs initiated by the Corporation;

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT

1. the Corporation be and it is hereby authorized to issue up to 6,857,142 Common Shares under a Common Share Purchase Agreement entered into with Sundowner Investments Limited on May 26, 2000 and up to 364,556 Common Shares underlying the warrants delivered to Sundowner Investments Limited and Ladenburg Thalmann & Co., Inc. pursuant to the said Common Share Purchase Agreement; and

2. any officer or director of the Corporation be and he/she is hereby authorized and directed to execute and to deliver all documents and to do all things as such person may, in his/her discretion, consider necessary or desirable to give full effect to the foregoing resolution.

                              SAND TECHNOLOGY INC.

                              INSTRUMENT OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MANAGEMENT OF SAND TECHNOLOGY INC. (HEREINAFTER CALLED THE "CORPORATION") AND WILL BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS (HEREINAFTER CALLED THE "MEETING") OF THE CORPORATION TO BE HELD ON FRIDAY, OCTOBER 20, 2000 AND AT EVERY ADJOURNMENT THEREOF.

The undersigned shareholder of Sand Technology Inc. hereby appoints Arthur G. Ritchie, Chairman of the Board of the Corporation or failing him, George Wicker, a director of the Corporation, or instead of any of them, ________________________________________________________ , as the proxy of the undersigned to attend, act and vote in respect of all Class A Common Shares held by the undersigned, at the Annual and Special Meeting of the Shareholders of the Corporation, to be held on Friday, October 20, 2000 at 10:00 o'clock (Montreal time) in the morning at the offices of Lavery, de Billy, 40th Floor, 1 Place Ville Marie, Montreal, Quebec, Canada, and at every adjournment thereof and on every ballot that may take place in consequence thereof. Without limiting the general powers hereby conferred, the undersigned hereby instructs the said proxy to vote in the following manner on the following matters:


1.  Election as directors: Josephine Munroe, Arthur G. Ritchie,          VOTE FOR / /               WITHHOLD FROM VOTING / /
    Jerome Shattner, Martin Shindler and George Wicker
2.  Appointment of Deloitte & Touche, as auditors of the                 VOTE FOR / /               WITHHOLD FROM VOTING / /
    Corporation and authorization for the directors of the
    Corporation to fix their remuneration
3.  On the special resolution to amend the Articles of the               VOTE FOR / /               VOTE AGAINST / /
    Corporation to create a new class of shares to be known as
    Class B shares
4.  On the resolution to authorize the Corporation to issue 20%          VOTE FOR / /               VOTE AGAINST / /
    or more of its issued and outstanding Class A Common Shares in certain circumstances
5.  At the discretion of the said proxy, upon any amendment to the matters identified above or other matters that may properly come before the Meeting, or any adjournment thereof.

THIS PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED HEREIN WITH RESPECT TO AMENDMENTS TO THE MATTERS IDENTIFIED ABOVE AND WITH RESPECT TO SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE MEETING. AT THE TIME OF THE PRINTING OF THIS INSTRUMENT OF PROXY, THE MANAGEMENT OF THE CORPORATION KNOWS OF NO SUCH AMENDMENTS OR OTHER MATTERS OTHER THAN THE MATTERS REFERRED TO IN THE NOTICE OF THE MEETING. THE SHARES REPRESENTED BY THIS PROXY SHALL BE VOTED, WHERE DESIGNATED, IN THE MANNER SO DESIGNATED. IF NO DESIGNATION IS MADE, THIS PROXY WILL BE VOTED IN FAVOUR OF EACH PROPOSAL.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

DATED this                                                day
of                                                2000.

_____________________________________________________________________________

                    NAME OF
                         SHAREHOLDER
                      (print name)

_____________________________________________________________________________

                    SIGNATURE OF
                         SHAREHOLDER

THE PERSONS DESIGNATED IN THIS INSTRUMENT OF PROXY ARE DIRECTORS OF THE CORPORATION. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN A PERSON DESIGNATED IN THIS INSTRUMENT OF PROXY TO ATTEND AND ACT FOR HIM/HER AND ON HIS/HER BEHALF AT THE MEETING. SUCH RIGHT MAY BE EXERCISED BY INSERTING THE NAME OF THE DESIRED REPRESENTATIVE IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF THE NOMINEES OF THE BOARD OF DIRECTORS AND MANAGEMENT. ANOTHER APPROPRIATE FORM OF PROXY MAY BE SUBMITTED.

The Instrument of Proxy must be signed by the shareholder or his/her attorney authorized in writing or, if such shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such. A partnership should sign in the partnership name by an authorized person(s).

IN ORDER TO BE VALID AND ACTED UPON OR VOTED, PROPERLY EXECUTED FORMS OF PROXY MUST BE DEPOSITED NO LATER THAN FORTY-EIGHT (48) HOURS PRECEEDING THE MEETING OR ANY ADJOURNMENT THEREOF WITH THE CORPORATION, C/O CONTINENTAL STOCK TRANSFER & TRUST COMPANY, 2 BROADWAY, NEW YORK, N.Y. 10004, U.S.A.

THIS PROXY SHOULD BE DATED AND THE SIGNATURE ON THE PROXY SHOULD BE EXACTLY THE SAME IN WHICH THE SHARES ARE REGISTERED. IF THIS PROXY IS NOT DATED, IT SHALL BE DEEMED TO BEAR THE DATE ON WHICH IT WAS DEPOSITED WITH THE CORPORATION.

                                     [LOGO]





                               2000 ANNUAL REPORT

                              SAND TECHNOLOGY INC.

                                    CONTENTS

                              SAND TECHNOLOGY INC.

Letter to Shareholders.........................................................1

Financial Highlights...........................................................3

Management's Discussion and Analysis of Financial Condition....................5

Auditors' Report..............................................................21

Consolidated Balance Sheets...................................................22

Consolidated Statements of Operations.........................................23

Consolidated Statements of Shareholders' Equity...............................24

Consolidated Statements of Cash Flows.........................................25

Notes to the Consolidated Financial Statements................................26

Directors and Officers........................................................37

Shareholders' Information.....................................................38


NUCLEUS, NUCLEUS SERVER, N:VECTOR AND MPSO ARE REGISTERED TRADEMARKS AND NUCLEUS EXPLORATION MART, NUCLEUS EXPLORATION WAREHOUSE, NUCLEUS VIRTUAL DATABASE (VDB), NUCLEUS POWERED!, AND NUCLEUS E! ARE TRADEMARKS OF SAND TECHNOLOGY INC. OTHER TRADEMARKS ARE THE PROPERTY OF THEIR RESPECTIVE OWNERS.




     THIS ANNUAL REPORT CONTAINS STATEMENTS WHICH, TO THE EXTENT THAT THEY
ARE NOT RECITATIONS OF HISTORICAL FACT, CONSTITUTE "FORWARD LOOKING STATEMENTS" WITHIN THE MEANING OF THE SECURITIES ACT OF 1993 AND OF THE SECURITIES EXCHANGE ACT OF 1934. ALL FORWARD LOOKING STATEMENTS INVOLVE RISKS AND UNCERTAINTIES. THE FORWARD LOOKING STATEMENTS IN THIS DOCUMENT ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOR PROTECTION PROVIDED BY THE ABOVE-NAMED ACTS. FOR A DISCUSSION IDENTIFYING SOME IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THE FORWARD LOOKING STATEMENTS, SEE THE CORPORATION'S SECURITIES AND EXCHANGE COMMISSION FILINGS, INCLUDING BUT NOT LIMITED TO ITS ANNUAL REPORT ON FORM 20-F FOR THE FISCAL YEAR ENDED JULY 31, 2000 AND "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" FOUND IN THIS ANNUAL REPORT.

LETTER TO SHAREHOLDERS
--------------------------------------------------------------------------------

Fellow Shareholders,


     This year marks a real milestone in the market acceptance of our Nucleus products. Sand more than tripled its sales revenues over those of last year. Especially encouraging is the excellent feedback we receive from our existing customers and their identification of new applications for Nucleus. We have been acquiring new customers every quarter.

     The results of the past financial year confirm our marketing strategy of having our Nucleus product suite adopted by a wide range of organizations. Our sales approach in North America and Europe has been restructured and demonstrates the commitment of Sand to its customers and partners. Sand is augmenting every Nucleus software implementation with Sand consulting services, thus providing an enhanced revenue stream, quick and effective adoption of the Nucleus product, and total customer satisfaction.

     The Company suffered a net loss for its fiscal year ended July 31, 2000 of $(2,866,907) or $(0.321) per share on sales of $6,895,016, as compared to a net loss of $(4,960,964) or $(0.582) per share on sales of $2,091,067 for the fiscal year ended July 31, 1999. These improved results are gratifying and reflect the ongoing evolution of Sand into an enterprise which designs, develops, markets and supports software products, and in particular its Nucleus Exploration product suite.

     Sand recently obtained what is known as an equity line credit which will enable the Company to raise up to $30 million from a private investment group over the next year. Sand will draw funds only at its discretion, and is under no obligation to sell shares. This facility will allow us to aggressively pursue our Nucleus B2B, B2C and B2E opportunities, increase our marketing to key industries, and maintain our research and development efforts.

     We are excited about the expansion of our product line in fiscal 2001 with the introduction of Nucleus-E!(TM), the latest addition to our Nucleus Exploration product suite line. Nucleus-E! is a critical development which is expected to be our springboard into the burgeoning Internet electronic commerce market. Nucleus-E!'s engine has already been validated in customer trials and large-scale benchmarks with major server manufacturers.

     Nucleus-E! provides the high availability, complex query and update capabilities required for the next wave of e-commerce applications. Until now, the problem with Internet-based buying systems has been the difficulty in enabling customers to select product details with a wide search criteria, while also ensuring that the results they obtain enable the completion of the sale. Nucleus-E! solves the problem by providing applications that are driven by user buying criteria, rather than by static online product catalogues.

     Already Sand has entered into an initial contract with a leading European travel service provider -- valued at over CDN$3 million in product and services -- to power an exciting new approach allowing travellers to design and reserve customized tour itineraries using functionality designed into Nucleus-E!.

     I am sure you join me in commending our employees for their hard work, dedication and accomplishments. We thank all those with whom we do business, be they customers, distributors, suppliers, end-users or advisors.



September 11, 2000



                                /s/ Arthur G. Ritchie
                                ------------------------------------------------
                                Arthur G. Ritchie
                                Chairman, President and Chief Executive Officer

FINANCIAL HIGHLIGHTS
--------------------------------------------------------------------------------

     The audited consolidated financial statements of the Corporation for fiscal year 2000 and the notes relating to them (the "Financial Statements") are presented in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The monetary figures throughout this Annual Report are presented consistent with Canadian GAAP except where otherwise indicated.

     The following data expressed in Canadian dollars are derived from the Financial Statements that have been audited by Deloitte & Touche, auditors of the Corporation. The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with, and is qualified in its entirety by, the Financial Statements appearing elsewhere in this Annual Report.

                   (Dollars in Thousands (000's) except for
                     Per Share Data and Rates of Exchange)

                                                                        FISCAL YEAR ENDED
                                                  -------------------------------------------------------------
                                                     7/31/98               7/31/99              7/31/00
                                                  -------------------------------------------------------------
                                                        CA                   CA                    CA

Rates of exchange
   At period end -- US$...................             $1.52                 $1.51                $1.49
   Average for the period.................             $1.43                 $1.51                $1.47

Results of Operations
   Net Sales..............................            $3,088                $2,091               $6,895
   Research and Development Costs...                 $(2,080)              $(3,872)             $(3,790)
   Selling, General and Administrative
     Expenses.............................           $(2,923)              $(4,458)             $(7,837)
   Cost of Sales and Product Support......             $(662)                $(345)             $(2,343)

Net Income (Loss).........................             $(907)              $(4,961)             $(2,867)

Financial Position
   Working Capital........................            $6,000                $1,427               $4,475
   Total Assets...........................           $10,908                $8,273               $9,071
   Total Liabilities......................              $262                $2,532               $2,522
   Shareholders' Equity...................           $10,647                $5,741               $6,549

Earnings (Loss) per Share.................            $(0.11)               $(0.58)              $(0.32)
Weighted Average Numbers of Shares
   outstanding during each period (000's)              8,520                 8,523                8,919


The same data, presented in conformity with US GAAP, is shown on the next page.

                   (Dollars in Thousands (000's) except for
                     Per Share Data and Rates of Exchange)


                                                                        FISCAL YEAR ENDED
                                                  -------------------------------------------------------------
                                                     7/31/98               7/31/99              7/31/00
                                                  -------------------------------------------------------------
                                                        CA                   CA                    CA

Rates of exchange
   At period end -- US$....................            $1.52                $1.51                $1.49
   Average for the period..................            $1.43                $1.51                $1.47

Results of Operations
   Net Sales...............................           $3,088               $2,091               $6,895
   Research and Developments Costs.........          $(2,080)             $(3,872)             $(3,790)
   Selling, General and Administrative
     Expenses..............................          $(2,923)             $(4,458)             $(7,837)
   Cost of Sales and Product Support.......            $(662)               $(345)             $(2,343)

Net Income (Loss).........................             $(907)             $(4,961)             $(2,867)

Financial Position
   Working Capital........................            $6,000               $1,427               $4,475
   Total Assets...........................           $10,908               $8,273               $9,071
   Total Liabilities......................              $262               $2,532               $2,522
   Shareholders' Equity...................           $10,647               $5,741               $6,549

Earnings (Loss) per Share.................            $(0.11)              $(0.58)              $(0.32)
Weighted Average Numbers of Shares
   outstanding during each period (000's)              8,520                8,523                8,919

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
--------------------------------------------------------------------------------

     THE FOLLOWING DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS AND THE NOTES TO THEM AND THE OTHER INFORMATION INCLUDED ELSEWHERE IN THIS ANNUAL REPORT. CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES INCLUDING, WITHOUT LIMITATION, STATEMENTS REGARDING THE COMPANY'S EXPECTATIONS, BELIEFS, INTENTIONS OR STRATEGIES REGARDING THE FUTURE. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE COMPANY ON THE DATE OF THIS ANNUAL REPORT. THE COMPANY'S ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS RISKS AND UNCERTAINTIES, INCLUDING THOSE SET FORTH UNDER "FACTORS THAT MAY AFFECT FUTURE OPERATING RESULTS" BELOW AND ELSEWHERE IN THIS ANNUAL REPORT. THE COMPANY ASSUMES NO OBLIGATION TO UPDATE THESE FORWARD-LOOKING STATEMENTS.

     ALL FIGURES GIVEN IN THIS DISCUSSION ARE IN CANADIAN DOLLARS AND ARE PRESENTED IN CONFORMITY WITH CANADIAN GAAP. AS NOTED IN NOTE 15 TO THE FINANCIAL STATEMENTS, THERE ARE NO MATERIAL DIFFERENCES WHICH WOULD RESULT IN THE REPORTED AMOUNTS OF NET CONSOLIDATED EARNINGS FROM THE APPLICATION OF US GAAP. "FISCAL 1998", "FISCAL 1999" AND "FISCAL 2000" MEAN THE FISCAL YEARS OF THE COMPANY ENDED JULY 31, 1998, JULY 31, 1999 AND JULY 31, 2000 RESPECTIVELY.

OVERVIEW

     Until recently, an important part of our business was the sale and service of mainframe peripheral products manufactured by Hitachi Ltd. of Japan, through Hitachi Data Systems Inc. ("HDS Canada"), a 40% owned affiliate of Sand. In August 1999, we sold our 40% interest in HDS Canada to Hitachi Data Systems Corporation of Santa Clara, California, U.S.A.

     We have now fully shifted our focus to the design, development, marketing and support of a unique data storage and manipulation architecture known as the Nucleus Exploration series of products, which allow ad hoc queries on enormous amounts of data to be performed efficiently and cost-effectively. The Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse are products which turn operational data and warehoused data into business intelligence rapidly and simply.

     As a result of this shift in focus, we should now be viewed as a company which has refocused its development in a rapidly evolving market. Our revenues consist of license fees for software products and fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

     Our plans to achieve profitability in the future require us to devote substantial financial resources to grow our work force, improve our infrastructure, continue the development and the marketing and distribution of our products and generally support our expanding operations.

RESULTS OF OPERATIONS

FISCAL 2000 COMPARED WITH FISCAL 1999

     Sales in fiscal 2000 were $6,895,016, an increase of 230% from sales of $2,091,067 in fiscal 1999. A net loss of $2,866,907 was incurred in fiscal 2000 as compared to a net loss of $4,960,964 in fiscal 1999, a decrease of 42%.

     The increase in sales is due to an increase in software license revenue, an increase in customer service contracts and a growing support and maintenance base. We believe that the increase during fiscal 2000 is due to the expansion of our direct sales and marketing capabilities in North America and Europe which has helped bring about broader acceptance of our Nucleus product suite. We have an order backlog of approximately $3,000,000 as at September 1, 2000.

     We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position which requires companies to defer revenue and profit recognition if four criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

     Certain expenditures which were part of selling, general and administrative expenses in prior years were reclassified in fiscal 1998 to reflect the shift in the nature of our operations from the mainframe peripheral hardware market to the design, development, marketing and support of software products.

     Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our Nucleus products. Selling, general and administrative expenses increased by 76% to $7,836,833 for the fiscal year ended July 31, 2000 from $4,458,200 for the fiscal year ended July 31, 1999. The increase is primarily due to increased costs associated with building our direct sales force and increased marketing efforts to address international and specific markets.

     Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing. Research and development expenses decreased by 2% to $3,790,025 for the fiscal year ended July 31, 2000 from $3,871,534 for the fiscal year ended July 31, 1999. As a percentage of total revenues, research and development expenses decreased to 55% for the fiscal year 2000 from 185% for the fiscal year 1999. The stable dollar amount devoted to research and development expenses reflects the current stage of development of the Nucleus product suite. We believe that significant investment for research and development is essential to product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

     Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, and costs related to providing support services. Cost of sales increased by 579% to $2,343,191 for the fiscal year ended July 31, 2000 from $345,265 for the fiscal year ended July 31, 1999. This increase is primarily due to increased costs associated with software licenses and salaries and other personnel-related expenses incurred in providing professional services, including consulting and customer support.

     Losses from operations were higher for the fiscal year ended July 31, 2000, reaching an amount of $6,990,465, an increase of 14%, as compared to a loss of $6,147,819 for the fiscal year ended July 31, 1999. Substantial expenditures were incurred to bring our Nucleus products to market and to establish the infrastructure associated with our direct sales force and to support our products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Further operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our Nucleus products and establishing our direct sales force and distribution channels, the state of the market for our products and general economic conditions.

FISCAL 1999 COMPARED WITH FISCAL 1998

     Sales in fiscal 1999 were $2,091,067, a decrease of $996,974 or 32% from sales of $3,088,041 in fiscal 1998. A net loss of $4,960,964 was incurred in fiscal 1999 as compared to a net loss of $906,722 in fiscal 1998, an increase of 447%.

     We derived sales of approximately $2,000,000 in fiscal 1999 from software products targeting the data mart and the data warehouse markets compared to sales of approximately $3,000,000 to the same markets in fiscal 1998, a decline of 33%. We believe that the decrease during fiscal 1999 related to then current market conditions, length of sales cycles, average revenue per transaction and other factors such as Y2K concerns and funding priorities. We expanded our direct sales and marketing capabilities in North America and Europe to ensure broad acceptance of the Nucleus product suite as a precursor to indirect sales activities by our channel partners.

     Certain expenditures which were part of selling, general and administrative expenses in prior years were reclassified in fiscal 1998 to reflect the shift in the nature of our operations from the mainframe peripheral hardware market to the design, development, marketing and support of software products.

     Selling, general and administrative expenses ("SG&A") consist primarily of salaries and other personnel costs, travel, marketing programs such as the cost of participating in trade shows and seminars, promotion costs and general and administrative expenses which cover primarily personnel costs for general management, professional fees and unallocated overhead expenses. SG&A increased by 53% from $2,923,221 in fiscal 1998 to $4,458,200 in fiscal 1999.
Substantially all of the increase was due to increased personnel and related costs necessary to continue and further the marketing of the Nucleus product suite, and in particular the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. We expect that our SG&A will increase in absolute dollars as we incur additional expenses to support expanded operations. We expect that such expenses will vary as a percentage of total revenues.

     Research and development expenses consist primarily of personnel and related costs associated with the development of new products, the enhancement and localization of existing products, quality assurance and testing. Research and development expenses increased by 86% from $2,079,738 in fiscal 1998 to $3,871,534 million in fiscal 1999. The increase from year to year was primarily due to increased personnel and related costs required to continue to develop and enhance the Nucleus product suite while developing new products. We believe that significant investment for product research and development is essential to product and technical leadership and expect that we will continue to commit substantial resources to research and development in the future. We expect that research and development expenditures will continue to increase in absolute dollars, although such expenses may vary as a percentage of total revenues.

     Net interest income for fiscal 1999 was $436,113 down from $597,726 or 27% in fiscal 1998, and reflects a lower level of funds available for investment by us.

     Losses from operations were considerably higher in fiscal 1999, reaching an amount of $6,147,819, an increase of 211%, as compared to a loss of $1,978,926 in fiscal 1998. Substantial expenditures were incurred to bring the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse to market and to establish the infrastructure to support these software products. There can be no assurance that we will be profitable on a quarterly or annual basis in the future. Future operating results will depend on many factors, including the demand for our products, the level of product and price competition, our success in selling our products and in establishing distribution channels, the state of the data warehouse market, and general economic conditions.

YEAR 2000 COMPLIANCE

     Many currently installed computer systems and software products were coded to accept only two-digit entries in date code fields. These date code fields need to accept four-digit entries to enable the computer systems and software products to distinguish 21st Century dates from 20th Century dates. Any of our computer programs or hardware that have date-sensitive software or embedded computer chips which have not been upgraded to be compliant with the requirements of the Year 2000 changeover may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to properly process transactions internally or in conjunction with external computer systems on which we depend to provide our customers with our product and services. Although we have not suffered from any of these types of events following the change to calendar year 2000, we may do so in the future.

     Substantially all of our software was developed after awareness of these issues became widespread in the software industry, such that our software was designed with reference to preventing Year 2000-related difficulties from arising. There can be no assurances, however, that our current products do not contain undetected errors or defects associated with Year 2000 date functions that may result in material costs to the Company.

     To the best of our knowledge, none of our internal systems or equipment which are necessary for the conduct of our business has any defects, errors or deficiencies relating to the Year 2000 which are not capable of being remedied, and all expenses associated with this remedial work have been fully provided for in our business plans. Based on our current assessment, we believe that all reasonable and necessary steps were taken to prevent the Year 2000 issue from having a material adverse impact on our results of operations or financial condition, but there can be no assurance that this is in fact the case.

FACTORS THAT MAY AFFECT FUTURE RESULTS

     In August 1999, the Company sold its 40% interest in HDS Canada and withdrew from the mainframe computer market and the peripheral hardware market in which the Company competed through its affiliate HDS Canada.

     Our prospects in the design, development, marketing and support of software products, and in particular the Nucleus product suite, must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in rapidly evolving markets. In general, our business is subject to the inherent risks and uncertainties characteristic of high-technology industries. Many factors may adversely affect our earnings. Such factors include, among others, the general economic and business conditions; the success of operating initiatives; development and operating costs; the acceptance of new products; changes in business strategy or development plans; the quality of management; the availability, terms, and deployment of capital; and changes in government regulation. All in all, there are risk factors associated with our financial results and with our business and operations and risk factors which may affect the market price of our Class A common shares.

RISK ASSOCIATED WITH OUR FINANCIAL RESULTS

     Because we have not been profitable in the past three years, we have had to fund our losses through a combination of sales of our liquid investments and non-core assets. We incurred losses of $906,722 in fiscal 1998, $4,960,964 in fiscal 1999 and

$2,866,907 in fiscal 2000. We expect to continue to incur losses in the near future and possibly longer. If we are not successful in increasing net revenues, or if there is a material increase in our expenses, we may be unable to achieve profitability in the future. If we do not achieve profitability in the future, we would have to obtain additional financing to fund our operations.

     We plan to increase our operating expenses significantly in the foreseeable future and our operating results will be adversely affected if our revenues do not increase. We must, among other things, obtain market awareness and acceptance of our products, increase the scope of our operations, respond to competitive developments, continue to attract, retain and motivate qualified personnel and continue to commercialize products incorporating advanced technologies. These efforts may prove more expensive than we currently anticipate. We cannot be sure that we will be successful in addressing these risks, and the failure to do so would have a material adverse effect on our business, operating results and financial condition.

     On July 31, 2000, we had cash reserves of $2,387,112. If we do not have sufficient capital to fund our operations, we may be forced to discontinue product development, reduce our sales and marketing efforts or forego attractive businesses opportunities. Any of these outcomes could adversely impact our ability to respond to competitive pressures or prevent us from conducting all or a portion of our planned operations. If our available cash and existing sources of revenue are insufficient to fund our operations, we may need to raise additional funds, and additional financing may not be available on acceptable terms, if at all. If we issue additional equity securities to raise funds, the ownership percentage of shareholders will be reduced.

     We may not be able to draw down all $30 million under the Common Share Purchase Agreement with Sundowner Investments Limited if our stock price and trading volumes do not reach certain levels. In addition, business and economic conditions may not make it feasible to draw down under that agreement at every opportunity, and draw-downs are available only every 22 trading days.

     Our placement agreement with Ladenburg Thalmann & Co. Inc. restricts us from raising investment capital until March 15, 2001 except through Ladenburg Thalmann & Co. Inc., with limited exceptions. Our Common Share Purchase Agreement with Sundowner Investments Limited also limits our ability to sell our securities for cash at a discount to market price until August 2001. If we need capital but are unable to draw down under the Common Share Purchase Agreement for any reason, we may need to separately negotiate with Ladenburg Thalmann & Co. Inc. and Sundowner Investments Limited to lift those restrictions so we can obtain capital from other sources.

     Our operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors outside of our control. As a result, we may not be able to accurately predict our necessary cash expenditures during each quarter or obtain timely financing to cover any shortfalls. We also believe that period-to-period comparisons of our operating results may not be meaningful and one should not rely on any such comparisons as an indication of our future performance. In addition, it is likely that in one or more future quarters, our operating results will fall below the expectations of securities analysts and investors. In such event, the trading price of our Class A common shares could be materially harmed.

     Stock markets have recently experienced extreme price and volume fluctuations, particularly for the shares of technology companies. These fluctuations are often unrelated to the operating performance of particular companies. The broad market fluctuations may adversely affect the market price of our Class A common shares. When the market price of a company's stock drops significantly, shareholders sometimes institute securities class actions lawsuits against that company. A lawsuit against us could cause us to incur substantial costs and could divert the time and attention of our management and other resources.

RISKS ASSOCIATED WITH OUR BUSINESS AND OPERATIONS

     An evaluation of our business is more difficult because of our limited operating history as a developer and marketer of software. Our prospects are difficult to predict and may change rapidly. Consideration should be given to the risks, expenses and difficulties that we may encounter or incur as a company now operating in a new and rapidly evolving market, including our substantial dependence on a single line of products and our need to manage expanding operations. Our business strategy may not be successful, and we may not successfully address these risks.

     We have historically sold our products primarily through a distribution network of value-added resellers, resellers and distributors located in the United States, Canada and the United Kingdom. Direct sales have not played a large role in the past. We have increased our direct sales force and intend to continue to do so. This increase in direct sales will require additional personnel which will increase our expenses. Competition for sales personnel qualified for these positions is intense. Many of our competitors have substantially greater resources than we do or have dedicated greater resources to hiring qualified sales personnel. In addition, we may experience a significant turnover of our sales force. Turnover tends to slow sales efforts until replacement personnel are recruited and trained. We cannot assure you that we will be able to attract and retain adequate sales and marketing personnel, even after spending significant resources to do so, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     Our success depends to a significant degree upon the continued contributions of our key management, engineering, sales and marketing personnel, many of whom would be difficult to replace. We have an employment contract with and maintain "key person" life insurance on only one employee, Arthur G. Ritchie, our Chairman of the Board, President and Chief Executive Officer. We do not believe the proceeds of Mr. Ritchie's life insurance would adequately compensate us for his loss. We believe our future success will also depend in large part upon our ability to attract and retain highly skilled managerial, engineering, sales and marketing, and finance personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining such personnel. We have in the past experienced difficulties in hiring highly qualified sales and engineering personnel, and we believe that we may have difficulty in attracting such personnel with equity incentives given that we are a public company. For example, as a result of market forces, companies in the enterprise software industry have historically experienced significant fluctuations in the market price of their shares. To the extent that our Class A common shares trade at a premium relative to historical industry averages or to other companies in the enterprise software industry, we may experience difficulty in attracting qualified personnel. The loss of the services of any of our key personnel, the inability to attract or retain qualified personnel in the future or delays in either hiring required personnel or the rate at which new people become productive, particularly sales personnel and engineers, could have a material adverse effect on our business, operating results and financial conditions.

     The purchase of our products often requires significant, executive-level investment and system design decisions by our customers. Sales take a long time to conclude because we must provide a significant level of education about the use and benefits of our products. We believe that most companies currently are not yet aware of the benefits of enterprise-wide business intelligence solutions or of our products and capabilities, nor have such companies deployed business intelligence solutions on an enterprise-wide basis. Accordingly, the sales cycle associated with the purchase of our enterprise business intelligence products is typically three to nine months in length. During this period, a potential sale is subject to a number of significant risks over which we have little or no control, including customers' budgeting constraints and internal acceptance review procedures. Additionally, the sales cycle for our products in the United Kingdom has historically been, and is expected to continue to be shorter than the sales cycle in the United States and Canada. However, as we expand into Europe, we expect that the sales cycle will be longer than it has been in the United Kingdom. Based in part upon, among other things, our lengthy sales cycle, we believe that our quarterly revenues and operating results could vary significantly in the future, and that excessive delay in product sales could have a material adverse effect on our business, operating results and financial condition.

     Although we plan to expand our direct sales force, our success in maintaining our indirect channels, value-added resellers, resellers and distributors will determine our ability to achieve revenue growth and improved operating margins on product sales, as well as increased worldwide sales, in the future. Despite the fact that we continue to invest significant resources to develop our indirect channels, no assurance can be given that we will be able to continue to attract and retain additional companies in our indirect channels that will be able to market our products effectively and that we will be able to provide timely and cost-effective customer support and services. Also, no assurance can be given that we will be able to manage conflicts within our indirect channels or that increasing sales through our indirect channels will not divert management resources and attention from direct sales. In addition, our agreements with companies in our indirect channels do not restrict such companies from distributing competing products, and in many cases may be terminated by either party without cause. No assurance can be given that we will be able to successfully expand our indirect channels or that any such expansion will result in an increase in revenues, and failure to do so could have a material adverse effect on our business, operating results and financial condition.

     Our market is developing and intensely competitive. It is highly fragmented and characterized by rapidly changing technology and evolving standards. Our current and potential competitors offer a variety of software solutions and generally fall within four categories: vendors of business intelligence software; vendors offering alternative approaches to delivering analysis capabilities to users; database vendors that offer products which operate specifically with their proprietary database; and other companies that may in the future announce offerings of enterprise business intelligence solutions.

     Our competitive position in our market is uncertain, due principally to the variety of current and potential competitors and the emerging nature of the market. We have experienced and we expect to experience increased competition from current and potential competitors, many of whom have significantly greater financial, technical, marketing and other resources than we do. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sales of products than we can. We expect additional competition as other established and emerging companies enter into the business intelligence software market and new products and technologies are introduced. Increased competition could result in price reductions, fewer customer orders, reduced gross margins, longer sales cycles and loss of market share, any of which could have a material adverse effect on our business, operating results and financial condition.

     Current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Our current or future indirect channel partners may establish cooperative relationships with our current or potential competitors and limit our ability to sell products through particular distribution channels. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Such competition could have a material adverse effect on our ability to enter into new licenses and maintenance and support renewals for existing licenses of our products on favourable terms. Competitive pressures may also require us to reduce the price of our products, which could have a material adverse effect on our business, operating results and financial condition.

     We compete primarily on the basis of product features, time to market, ease of use, product performance, product quality, analytical capability, user scalability, open architecture, customer support and price. While we believe that we presently compete favourably with respect to each of these factors, our market is evolving at a rapid pace.

     No assurance can be given that we will be able to compete successfully against current and future competitors, and the failure to do so could have a material adverse effect on our business, operating results and financial condition.

     Sales to customers outside of the United States and Canada, including sales generated by our U.K. subsidiary, represented 0%, 6% and 67% of our total revenue for fiscal 1998, 1999 and 2000, respectively. We have a direct sales office in the United Kingdom.

     A key component of our strategy is our planned expansion into additional international markets. To facilitate this international expansion, we need to localize our products for these additional foreign markets. If the revenues generated by these expanded international operations do not offset the expense of establishing and maintaining these foreign operations, there could be a material adverse effect on our business, operating results and financial condition. To date, we have only limited experience in developing localized versions of our products and marketing and distributing our products internationally. We cannot assure you that we will be able to successfully localize, market, sell and deliver our products in these markets.

     There are also additional risks in doing business on an international level, such as increased difficulty in controlling operating expenses, unexpected changes in regulatory requirements, tariffs and other trade barriers, difficulties in staffing and managing foreign operations, longer payment cycles, problems in collecting accounts receivable, political instability, fluctuations in currency exchange rates, seasonal reductions in business activity, and potentially adverse tax consequences. These risks could adversely impact the success of our international operations. It is important to realize that our international sales are generally denominated and collected in foreign currencies, and we have not historically undertaken foreign exchange hedging transactions to cover the potential foreign currency exposure. In fiscal 2000, we incurred a gain on foreign currency translations from our foreign subsidiaries in an amount of $47,753. No assurance can be given that one or more of these factors will not have a material adverse effect on our future international operations and, consequently, on our business, operating results and financial condition.

     We expect the sale of our Nucleus products to constitute most of our revenue for the foreseeable future. If customers do not purchase these products, we do not currently offer any other products or services that would enable us to become profitable.

     The market for our products is characterized by rapidly changing technology, evolving industry standards and customer requirements, emerging competition and frequent new product introductions. Our products incorporate a number of advanced technologies, including a proprietary data analysis engine, a distributed architecture, as well as Web access and delivery technology. We may be required to change and improve our products in response to changes in operating systems, applications, networking and connectivity software, computer and communications hardware, programming tools and computer language technology. As a result, the life cycle of our products is difficult to estimate. Our ability to make such changes and improvements will be affected by our ability to hire and retain highly qualified engineering personnel. In addition, we attempt to establish and maintain partner alliances with influential companies in a variety of core technology areas. Our failure to establish such alliances with leading companies in particular technology areas could have a material adverse effect on our business, operating results and financial condition. No assurance can be given that we can successfully respond to changing technology, identify new product opportunities or develop and bring new products to market in a timely and cost-effective manner.

     We have in the past experienced delays in software development and there can be no assurance that we will not experience delays in connection with our current or future product development activities. In particular, development efforts in the UNIX server environment are complex, and we have in the past encountered delays in developing products for this environment. Delays and difficulties associated with new product introductions or product enhancements could have a material adverse effect on our business, operating results and financial condition. Our failure, for technological or other reasons, to develop and introduce new products and product enhancements on a timely basis that are compatible with industry standards and that satisfy customer requirements would have a material adverse effect on our business, operating results and financial condition.

     In addition, we or our competitors may announce enhancements to existing products, or new products embodying new technologies, industry standards or customer requirements that have the potential to supplant or provide lower cost alternatives to our existing products. The introduction of such enhancements or new products could render our existing products obsolete and unmarketable. No assurance can be given that the announcement or introduction of new products by us or our competitors or any change in industry standards will not cause customers to defer or cancel purchases of existing products, which could have a material adverse effect on our business, operating results and financial condition. Furthermore, introduction by us of products with reliability, quality or compatibility problems could result in reduced orders, delays in collecting accounts receivable and additional service costs. The failure to introduce a new product or product enhancement on a timely basis could delay or hinder market acceptance. Research and development efforts may require us to expend significant capital and other resources. Any such event could have a material adverse effect on our business, operating results and financial condition.

     We are focusing our selling efforts increasingly on larger, enterprise-wide implementations of our products, and we expect such sales to constitute an increasing portion of our future revenue growth, if any. To date, our selling efforts have resulted in limited enterprise-wide implementations of the our products. We believe that most companies currently are not yet aware of the benefits of enterprise-wide business intelligence solutions or of our products and capabilities, nor have such companies deployed business intelligence solutions on an enterprise-wide basis. While we have devoted resources to promoting market awareness of our products and the needs our products address (including training our sales personnel and demonstrating our products at industry conferences and trade shows), no assurance can be given that these efforts will be sufficient to build market awareness of the need for enterprise business intelligence or acceptance of our products. Failure of a significant market for enterprise business intelligence products to develop, or failure of enterprise-wide implementations of our products to achieve broad market acceptance, would have a material adverse effect on our business, operating results and financial condition.

     Despite our testing of new products and their use by current and potential customers when first introduced or new enhancements are released, no assurance can be given that there will be no defects or errors in new products or enhancements after we commence commercial shipments. Although we have not experienced material adverse effects resulting from any such defects and errors to date, no assurance can be given that defects and errors will not be found in new products or enhancements after we commence commercial shipments, resulting in loss of revenues, delay in market acceptance or damage to our reputation, which could have a material adverse effect upon our business, operating results and financial condition. While our license agreements with our customers typically contain provisions designed to limit our exposure for potential claims based on errors or malfunctions of our products, it is possible, however, that these provisions may not be effective under the laws of certain jurisdictions. Although we have not experienced any product liability claims to date, the sale and support of our products entails the risk of such claims. Although we carry insurance against product liability risks, no assurance can be given that such insurance would be adequate to cover a potential claim. A product liability claim brought against us could have a material adverse effect on our business, operating results and financial condition.

     We currently rely primarily on a combination of copyright and trademark laws, trade secrets, confidentiality procedures and contractual provisions to protect our proprietary rights. We also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We seek to protect our software, documentation and other written materials under trade secret and copyright laws, which afford only limited protection. We currently have five United States patents and one patent application. No assurance can be given that our patent application will result in the issuance of a patent, or that our patents or our patents applications, if granted, will not be invalidated, circumvented or challenged, or that the rights granted thereunder will provide competitive advantages to us or that any of our future patent applications, if any, will be issued with the scope of the claims sought by us, if at all. Furthermore, no assurance can be given that others will not develop technologies that are similar or superior to our technology or design around any patent that may come to be owned by us. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult, and while we are unable to determine the extent to which piracy of our software products exists, we can expect software piracy to be a persistent problem.

     In addition, the laws of some foreign countries do not protect our proprietary rights as fully as do the laws of the United States and Canada. There can be no assurance that our means of protecting our proprietary rights in North America or abroad will be adequate or that competitors will not independently develop similar technology. We have entered into source code escrow agreements with a number of our customers and indirect channel partners requiring release of source code under certain conditions. Such agreements provide that such parties will have a limited, non-exclusive right to use such code in the event that there is a bankruptcy proceeding by or against us, if we cease to do business or, in some cases, if we fail to meet our contractual obligations. The provision of source code escrows may increase the likelihood of misappropriation by third parties.

     Although we are not currently aware of any claims asserted by third parties that we infringe on their intellectual property, in the future, we expect that software product developers will increasingly be subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, if at all. In the event of a successful claim of product infringement against us and our failure or inability to license the infringed or similar technology, our business, operating results and financial condition would be materially adversely affected.

     Finally, in the future, we may rely upon certain software that we may license from third parties, including software that may be integrated with our internally developed software and used in our products to perform key functions. No assurance can be given that these third-party software licenses will be available to us on commercially reasonable terms or indeed that their suppliers will remain in business. Our inability to obtain or maintain any such software licenses could result in shipment delays or reductions until equivalent software could be developed, identified, licensed and integrated, which could have a material adverse effect on our business, operating results and financial condition.

RISKS WHICH MAY AFFECT THE CLASS A COMMON SHARES

     The trading price of our Class A common shares on The Nasdaq National Market System has been and continues to be volatile. During the past twelve months, our stock price has ranged from a high of $12 to a low of $2 19/32. The market price may be affected by, among other things, announcements of new products by our competitors, fluctuations in our operating results and changes in our financial position.

     The exercise of existing outstanding warrants and options and the number of shares available for future issuance to Sundowner Investments Limited under our equity line of credit may substantially dilute the equity interest of our existing shareholders and could result in a significant decrease to the market price of our Class A common shares. Although it is impossible to predict market influences and prospective values for securities, it is possible that, in and of itself, the increase in the number of shares available for public sale could have a depressive effect on the market and the price of our Class A common shares.

     Our Class A common shares are currently listed on The Nasdaq National Market System. To maintain our listing, we must meet the minimum US$4,000,000 net tangible asset requirement for continued listing on The Nasdaq National Market System. The delisting of our shares from the National Market would result in a significantly less active market for our Class A common shares. There is no assurance that we would be able to satisfy the criteria for listing our Class A common shares on the Nasdaq SmallCap Market in the event our shares were delisted from the National Market.

     While we cannot predict what effect these various factors may have on our financial results, the aggregate result of any one of these factors in itself or in combination with any one or more of these factors or any other factors could have a material adverse effect on our business and on our operating results and financial condition.

CONSOLIDATED FINANCIAL STATEMENTS OF

SAND TECHNOLOGY INC.

JULY 31, 2000, 1999 AND 1998

                           [INTENTIONALLY LEFT BLANK]

[LOGO]
                         -------------------------------------------------------

                         DELOITTE & TOUCHE LLP
                         CHARTERED ACCOUNTANTS
                         1 Place Ville-Marie           Telephone: (514) 393-7115
                         Suite 3000                    Facsimile: (514) 390-4113
                         Montreal QC H3B 4T9


AUDITORS' REPORT


To the Shareholders of
Sand Technology Inc.

We have audited the consolidated balance sheets of Sand Technology Inc. as at July 31, 2000 and 1999 and the consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended July 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at July 31, 2000 and 1999 and the results of its operations and its cash flows for each of the three years ended July 31, 2000, 1999 and 1998 in accordance with Canadian generally accepted accounting principles.


/s/ Deloitte & Touche LLP
------------------------------
Chartered Accountants

September 8, 2000


[LOGO]

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
AS AT JULY 31, 2000 AND 1999
(IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------
                                                                       2000                 1999
------------------------------------------------------------------------------------------------------
                                                                         $                    $
ASSETS
Current assets
    Cash                                                                664,918              124,078
    Investments                                                       1,722,194              885,440
    Accounts receivable                                               4,351,788              815,695
    Due from affiliated company                                               -                4,537
    Inventories                                                          43,100               47,142
    Prepaid expenses                                                    114,543               12,147
    Loan bearing interest at 8%                                         100,000              100,000
------------------------------------------------------------------------------------------------------
                                                                      6,996,543            1,989,039

Prepaid royalties                                                     1,608,744            2,413,117
Investment in affiliated company (Note 2)                                     -            3,219,670
Equipment (Note 3)                                                      140,104              181,456
Other assets (Note 4)                                                   325,370              469,978
------------------------------------------------------------------------------------------------------
                                                                      9,070,761            8,273,260
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                          1,622,739              262,080
    Deferred revenue                                                    382,036                    -
    Current portion of balance of purchase price (Note 5)               517,300              300,000
------------------------------------------------------------------------------------------------------
                                                                      2,522,075              562,080
------------------------------------------------------------------------------------------------------

Balance of purchase price (Note 5)                                            -            1,970,000
------------------------------------------------------------------------------------------------------

Commitments (Note 8)

SHAREHOLDERS' EQUITY
    Common stock (Note 6)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           9,627,145 common shares (8,528,206 in 1999)               12,455,748            8,781,335
    Deficit                                                          (5,907,062)          (3,040,155)
------------------------------------------------------------------------------------------------------
                                                                      6,548,686            5,741,180
------------------------------------------------------------------------------------------------------
                                                                      9,070,761            8,273,260
------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------
                                                         2000                1999                 1998
------------------------------------------------------------------------------------------------------------
                                                           $                   $                    $
NET SALES                                              6,895,016            2,091,067            3,088,041
Cost of sales and product support                     (2,343,191)            (345,265)            (661,734)
Research and development costs                        (3,790,025)          (3,871,534)          (2,079,738)
Selling, general and
    administrative expenses                           (7,836,833)          (4,458,200)          (2,923,221)
Net interest and profits on sale of
    investments                                           84,568              436,113              597,726
------------------------------------------------------------------------------------------------------------
Loss from operations                                  (6,990,465)          (6,147,819)          (1,978,926)

Profit on sale of affiliated company (Note 2)          3,792,296                    -                    -
Equity earnings of affiliated company (Note 2)           283,510            1,170,499            1,166,230
Foreign exchange gain (loss)                              47,753               16,356              (94,026)
------------------------------------------------------------------------------------------------------------

Loss before income taxes                              (2,866,907)          (4,960,964)            (906,722)

Income taxes (Note 7)                                          -                    -                    -
------------------------------------------------------------------------------------------------------------
NET LOSS                                              (2,866,907)          (4,960,964)            (906,722)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Loss per share                                           (0.321)              (0.582)             (0.106)
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding                                 8,919,211            8,522,873            8,520,206
------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------


APPROVED BY THE BOARD OF DIRECTORS

/s/ Arthur G. Ritchie                    /s/ Georges Dube
-----------------------------------      -----------------------------------
ARTHUR G. RITCHIE, DIRECTOR              GEORGES DUBE, DIRECTOR


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                     Common Stock                       Retained
                                       Exchange               ------------------------------            earnings
                                         rate                   Shares              Amount              (deficit)
-------------------------------------------------------------------------------------------------------------------
                                          US$                                          $                     $
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1997                   0.72                 8,520,206            8,725,920             2,827,531

Net loss                                 0.73                         -                    -              (906,722)
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1998                   0.66                 8,520,206            8,725,920             1,920,809


Net loss                                                              -                    -            (4,960,964)

Exercise of stock options                0.69                     8,000               55,415                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 1999                   0.66                 8,528,206            8,781,335            (3,040,155)

Net loss                                                              -                    -            (2,866,907)

Exercise of stock options                0.68                   520,000              335,130                     -

Private placement                        0.68                   315,789            1,885,723                     -

Balance of purchase price
 exchanged for shares                                           263,150            1,453,560                     -
-------------------------------------------------------------------------------------------------------------------
BALANCE, JULY 31, 2000                   0.68                 9,627,145           12,455,748            (5,907,062)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------
                                                                2000                1999                 1998
-------------------------------------------------------------------------------------------------------------------
                                                                  $                   $                    $
OPERATING ACTIVITIES
    Net loss                                                 (2,866,907)          (4,960,964)            (906,722)
    Items not affecting cash
        Depreciation of equipment                                94,704              109,814               32,744
        Depreciation of other assets                            144,608              144,608              108,456
        Decrease in prepaid royalties                           804,373               29,590            1,091,657
        Decrease in deferred revenue                                  -                    -             (518,400)
        Equity earnings of affiliated company (Note 2)         (283,510)          (1,170,499)          (1,166,230)
        Profit on sale of affiliated company                 (3,792,296)                   -                    -
    Changes in non-cash operating
        working capital items (Note 12)                      (2,269,251)             516,351           (2,236,667)
-------------------------------------------------------------------------------------------------------------------
                                                             (7,786,243)          (5,331,100)          (3,595,162)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Net (increase) decrease in short-term investments          (836,754)           3,634,391            1,937,577
    Proceeds on sale of affiliated company                    7,295,476                    -                    -
    Dividend from affiliated company (Note 2)                         -            1,600,000            2,400,000
    Purchase of equipment                                       (53,352)             (81,283)            (220,615)
    Decrease in other assets                                          -                    -             (723,042)
-------------------------------------------------------------------------------------------------------------------
                                                              6,405,370            5,153,108            3,393,920
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Issue of common shares                                    2,220,853               55,415                    -
    Deferred revenue                                            382,036                    -                    -
    Repayment of balance of purchase price                     (299,140)                   -                    -
-------------------------------------------------------------------------------------------------------------------
                                                              2,303,749               55,415                    -
-------------------------------------------------------------------------------------------------------------------

Net cash inflow (outflow)                                       540,840             (122,577)            (201,242)
Cash, beginning of year                                         124,078              246,655              447,897
-------------------------------------------------------------------------------------------------------------------
CASH, END OF YEAR                                               664,918              124,078              246,655
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

There were no interest or income taxes paid during the three-year period ended July 31 2000.


               See notes to the consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


On December 17, 1999, the shareholders of Sand Technology Systems International Inc. approved a special resolution to change the name of the Corporation to Sand Technology Inc. The Corporation is involved in research and development to bring to market its Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The Corporation is considered to have only one business segment.


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     SIGNIFICANT ACCOUNTING POLICIES

     The Corporation follows Canadian generally accepted accounting principles in the preparation of its financial statements. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     BASIS OF CONSOLIDATION

     The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries, Sand Technology Corp., Sand Technology (U.K.) Ltd. and STSI Licensing, LLC. All significant intercompany transactions and balances have been eliminated.

     REVENUE RECOGNITION

     The Corporation's revenue is earned from licences of off-the-shelf software which do not require customization. This revenue is recognized once remaining obligations under the sales agreements are considered insignificant.

     Revenue from product support contracts is recognized over the life of the contract. Incremental costs directly attributable to the acquisition of product support contracts are deferred and expensed in the period the related revenue is recognized.

     Revenue from education, consulting, and other services is recognized at the time such services are rendered.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     SHORT-TERM INVESTMENTS

     Short-term investments are recorded at the lower of cost and market value. Market value at July 31, 2000 is $1,739,015 (1999 - $885,440).

     INVENTORIES

     Inventories include finished products which are valued at the lower of average cost and net realizable value.

     PREPAID ROYALTIES

     The Corporation entered into a three-year agreement which provided for initial cash payments. These cash payments are reflected on the balance sheets as prepaid royalties and are being amortized at the higher of i) the amount calculated on a straight-line basis or ii) as royalties become due.

     INVESTMENT

     The investment in the affiliated company is accounted for by the equity method whereby the share of earnings or losses attributable to the period following the date of acquisition is included in operations. All significant unrealized intercompany profits have been eliminated.

     EQUIPMENT AND OTHER ASSETS

     The Corporation records its office equipment and other assets at cost and depreciates such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

     DEFERRED REVENUE

     Revenue related to maintenance contracts covering periods subsequent to the balance sheet date is deferred.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     FOREIGN EXCHANGE TRANSLATION

     Revenues and expenses denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at year-end rates. Non-monetary assets and liabilities are translated at historical exchange rates.

     The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary items are translated at historical exchange rates. Revenues and expenses are translated at average exchange rates for the year, with the exception of depreciation of assets which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

     EARNINGS PER SHARE

     Per share computations are based on the weighted average number of shares outstanding during the year.

     RESEARCH AND DEVELOPMENT COSTS

     Research and development costs are charged to operations in the period in which they are incurred. Related tax credits are recorded as a reduction of research and development expenses in the period the funds are received.


2.   INVESTMENT IN AFFILIATED COMPANY

     HITACHI DATA SYSTEMS INC.

     On August 20, 1999, the Corporation sold its 40% investment in Hitachi Data Systems Inc. to Hitachi Data Systems Corporation of Santa Clara for $7,295,476 in cash.

     The Corporation's equity in Hitachi Data Systems Inc. for fiscal 1999 and 1998 is based on the March 31, 1999 and 1998 audited financial statements, adjusted for the results of operations for the four-month periods ended July 31, 1999 and 1998.

     The audited financial statements of Hitachi Data Systems Inc., the results of operations for the 20 day period ended August 20, 1999 and the four-month periods ended July 31, 1999 and 1998, and the carrying value of the related investment, accounted for under the equity method, are summarized below:

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


2.   INVESTMENT IN AFFILIATED COMPANY (CONTINUED)

                                                       March 31             March 31
                                                         1999                 1998
     -----------------------------------------------------------------------------------
                                                           $                    $
     Financial position
       Current assets                                  17,309,867           14,893,436
       Current liabilities                             12,120,456           10,044,576
     -----------------------------------------------------------------------------------

     Working capital                                    5,189,411            4,848,860
     Other assets                                       6,476,403            6,311,611
     -----------------------------------------------------------------------------------
                                                       11,665,814           11,160,471
     Other liabilities                                  4,291,312            2,409,511
     -----------------------------------------------------------------------------------
     Equity                                             7,374,502            8,750,960
     -----------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------

     Results of operations
       Revenue                                         51,130,495           49,093,974
       Operating expenses and
           income taxes                                48,506,953           46,883,789
     -----------------------------------------------------------------------------------
     Net earnings                                       2,623,542            2,210,185
     -----------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------


     Dividends paid                                     4,000,000            6,000,000

                                              20 day period
                                                  ended                 4-month period ended
                                                August 20            July 31              July 31
                                                  1999                1999                 1998
                                          -----------------------------------------------------------
                                                    $                   $                    $
     Results of operations
       Revenue                                  4,372,657           14,619,371           12,898,950
       Operating expenses and
           income taxes                         3,663,882           13,944,698           12,526,983
     ------------------------------------------------------------------------------------------------
     Net earnings (loss)                          708,775              674,673              371,967
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

                                                  July 31            July 31              July 31
                                                   2000               1999                 1998
                                          -----------------------------------------------------------
                                                    $                   $                    $
     Equity earnings for the year                 283,510            1,170,499            1,166,230
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

     Carrying value of
       investment as at July 31                         -            3,219,670            3,649,171
     ------------------------------------------------------------------------------------------------
     ------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


3.   EQUIPMENT

                                                  2000                 1999
                                            ----------------------------------
                                                    $                    $

     Office equipment                           344,603              291,251
     Accumulated depreciation                   204,499              109,795
     -------------------------------------------------------------------------
                                                140,104              181,456
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------


4.   OTHER ASSETS


                                                           2000                                       1999
                                        ---------------------------------------------------    -----------------
                                                        Accumulated            Net Book             Net Book
                                         Cost          Depreciation              Value                Value
                                        -------    ----------------------    ---------------    -----------------
                                           $                 $                     $                    $

     Product source codes               723,042              397,672              325,370              469,978
     -----------------------------------------------------------------------------------------------------------
     -----------------------------------------------------------------------------------------------------------


5.   BALANCE OF PURCHASE PRICE

     The balance of purchase price resulted from the acquisition of the Nucleus rights. This balance of purchase price was non-interest bearing, repayable with annual principal repayments from 2000 to 2004 and reimbursable under certain conditions.

     On July 31, 2000 the agreement was modified and the Corporation committed to settle the balance of purchase price as follows:

          cash in the amount of US$350,038 (Can$517,300) payable by November 15, 2000; and

          263,150 shares of common stock issued as of July 31, 2000.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


6.   COMMON STOCK

     During the year ended July 31, 1999, 8,000 common shares were issued under the Stock Option Plan for proceeds of $55,415.

     During the year ended July 31, 2000, 440,000 common shares were issued under the Share Option Plan for proceeds of $159,698, 16,000 common shares were issued under the 1996 Stock Incentive Plan for proceeds of $112,693 and 64,000 common shares were issued under the 1996 Stock Option Plan for proceeds of $62,740.

     On June 1, 2000, the Corporation completed a private placement involving the issuance of 315,789 common shares for net cash proceeds of $1,885,723. Under the terms of the agreement, the shares were sold for a purchase price of US$4.75 per share; however the purchase price may be adjusted at the option of the purchaser during the period ending on November 28, 2000 in the event that the average of the bid prices for 20 consecutive trading days is lower than US$5.938 per share. The Corporation also issued 65,217 warrants which may be exercised from time to time during the period beginning June 1, 2000 and ending on May 31, 2003 at an exercise price of US$10.00 per share.

     On July 31, 2000, the Corporation agreed to satisfy $1,453,560 of its obligation resulting from the acquisition of the Nucleus rights by issuing 263,150 shares of common stock (Note 5).

     On June 1, 2000, the Corporation entered into a Common Share Purchase Agreement ("CSPA") allowing the Corporation to access up to US$30,000,000 through a common share equity line. Pursuant to the CSPA, the Corporation may, at its option, issue and sell to the purchaser up to US$30,000,000 of the Corporation's common shares over a period of 12 months at a discount of 10% from the average daily price of the common stock. The Corporation also issued 364,556 warrants which may be exercised from time to time over the period of 12 months at an exercise price of US$5.6781 per share.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


     Under the Corporation's Share Option Plan, 1996 Stock Incentive Plan and 1996 Stock Option Plan, exercise of the options granted is generally restricted to a maximum of 20% of the options granted per annum beginning one year after each grant date and expiring 10 years after. A maximum of 1,896,000 common shares is reserved for issuance under each of these plans. The Corporation has the following outstanding options as at July 31, 2000 and 1999:

     ----------------------------------------------------------------------------------------------------
                                                                      Price
                                                                      range             Outstanding
                                                     Options        per share         2000       1999
     Granted  Plan                                   Granted           US$
     ----------------------------------------------------------------------------------------------------
        1990  Share Option Plan                      880,000           0.25               0    440,000
        1996  1996 Stock Option Plan                 440,000      0.69 to 3.38      296,000    360,000
        1996  1996 Stock Incentive Plan              400,000           5.00          36,000    400,000
        1997  1996 Stock Option Plan                  80,000           5.56          80,000     80,000
        1998  1996 Stock Option Plan                  62,500      4.00 to 5.50       52,500     62,500
        1998  1996 Stock Incentive Plan              187,500      3.75 to 8.38       66,500    125,000
        1999  1996 Stock Option Plan                 142,000      5.75 to 7.00       79,500    142,000
        1999  1996 Stock Incentive Plan              107,000      5.00 to 7.56       92,250    106,000
        2000  1996 Stock Option Plan                 172,000      5.00 to 6.313     166,500          0
        2000  1996 Stock Incentive Plan               99,250      3.63 to 8.63       92,750          0
     ----------------------------------------------------------------------------------------------------

     At July 31, 2000, there were 402,750 exercisable options outstanding to purchase common shares at prices ranging from US$0.69 to $8.38 per share.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


7.   INCOME TAXES

     The Corporation and its subsidiaries have non-capital losses carried forward for income tax purposes amounting to approximately $9,489,000 which may be utilized to reduce taxable income of future years and which expire as follows:

                                             $
              2005                          12,000
              2006                         210,000
              2011                          87,000
              2012                         496,000
              2013                       1,856,000
              2014                       3,377,000
              2015                       3,451,000

     The Corporation has research and experimental development expenses estimated at $4,443,000 for federal tax purposes and $4,858,000 for provincial tax purposes which can be carried forward indefinitely against its taxable income.

     The Corporation also has non-refundable investment tax credits amounting to $1,163,000 which it can apply against its future federal income tax payable. This can be carried forward over the next ten years.

     No recognition has been given in the financial statements with regard to the potential future tax benefits resulting from the availability of any of these items.


8.   COMMITMENTS

     LEASE COMMITMENTS

     Minimum lease payments for office premises under non-cancellable operating leases for the next five years are as follows:

                                                $
              2001                           489,926
              2002                           226,971
              2003                           188,706
              2004                            42,390
              2005                               NIL
              ---------------------------------------
                                             947,993
              ---------------------------------------
              ---------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


9.   RELATED PARTY TRANSACTIONS

     In 1999 and 1998, sales to Hitachi Data Systems Inc. under supply agreements accounted for approximately 9% and 27%, respectively of the Corporation's total sales.

     One of the Corporation's directors was also the president of Nucleus International Corporation, the Company from which the Corporation acquired the Nucleus rights.

     The Corporation believes that each of the related party transactions described above were on terms as fair to the Corporation as could have been obtained from unaffiliated third parties.


10.  SEGMENTED INFORMATION

     The Corporation is considered to have only one business segment.

     The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on income before taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


      -------------------------------------------------------------------------
                                          North America             Europe
      -------------------------------------------------------------------------
      2000
      Net sales                             2,265,340              4,629,676
      Income (loss) before taxes           (3,352,230)               485,323
      Identifiable assets                   5,639,068              3,431,693
      -------------------------------------------------------------------------
      1999
      Net sales                             1,979,103                111,964
      Income before taxes                  (4,950,672)               (10,292)
      Identifiable assets                   8,114,124                159,136
      -------------------------------------------------------------------------


     For the year ended July 31, 1998 Hitachi Data Systems Inc. was the only customer which accounted for more than 10% of the total sales of the Corporation.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


11.  FINANCIAL INSTRUMENTS

     FAIR VALUE

     At July 31, 2000, the estimated fair market value of cash, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value given the short-term nature of these items.

     Short-term investments are recorded at the lower of cost and market value.

     The fair value of long-term liabilities is not significantly different than the book value.

     The Corporation does not hold or issue financial instruments for trading purposes.

     CREDIT RISK

     Credit risk concentration with respect to trade receivables is limited due to the Corporation's large client base.


12.  CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                                       2000              1999             1998
                                                ---------------------------------------------------
                                                         $                 $               $
     Accounts receivable                             (3,536,093)         31,532         (721,277)
     Due from affiliated company                          4,537         182,574         (187,111)
     Inventories                                          4,042         181,046          165,237
     Prepaid expenses                                  (102,396)        120,823          (52,977)
     Accounts payable and
       accrued liabilities                            1,360,659             376          (58,139)
     Notes payable to affiliated company                      -               -       (1,382,400)
     ----------------------------------------------------------------------------------------------
     Changes in non-cash operating
       working capital items                         (2,269,251)        516,351       (2,236,667)
     ----------------------------------------------------------------------------------------------
     ----------------------------------------------------------------------------------------------



13.  SUBSEQUENT EVENT

     On August 1, 2000, the Corporation entered into an agreement with a consultant whereby the Corporation may be required to issue up to 25,000 common shares on November 29, 2000. The Corporation also committed to issue up to 100,000 share purchase warrants to the consultant during the period November 29, 2000 to July 31, 2001, provided that the share price exceeds certain established thresholds. Issued warrants are exercisable up to July 31, 2003.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED JULY 31, 2000, 1999 AND 1998
(IN CANADIAN DOLLARS)
--------------------------------------------------------------------------------


14. COMPARATIVE FIGURES

     Certain figures for prior years have been reclassified in order to conform to the presentation adopted in the current year.


15.  RECONCILIATION OF CANADIAN AND UNITED STATES
     GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Corporation does not have material differences between Canadian and U.S. generally accepted accounting principles.

DIRECTORS AND OFFICERS
--------------------------------------------------------------------------------

DIRECTORS                                  OFFICERS

ARTHUR G. RITCHIE                          ARTHUR G. RITCHIE
Chairman of the Board, President and       Chairman of the Board, President and
Chief Executive Officer of Sand            Chief Executive Officer of Sand

GEORGES DUBE                               SUSAN WAXMAN
Partner, Lavery, de Billy                  Vice President,
Barristers and Solicitors                  Administration

JOSEPHINE MUNROE                           GEORGES DUBE
Consultant                                 Secretary

MARTIN SHINDLER                            JEROME SHATTNER
Accountant and Business Consultant         President
                                           Sand Technology Systems, Inc.

GEORGE WICKER                              DUNCAN PAINTER
Executive, Lockheed Martin Corporation     Managing Director
                                           Sand Technology (U.K.) Limited

                                           PETER A. SAMPSON
                                           Chief Financial Officer

AUDIT COMMITTEE

GEORGES DUBE
JOSEPHINE MUNROE
GEORGE WICKER


OPTION COMMITTEE

JOSEPHINE MUNROE
MARTIN SHINDLER

SHAREHOLDERS' INFORMATION
--------------------------------------------------------------------------------


EXECUTIVE OFFICE                           AUDITORS
Sand Technology Inc.                       Deloitte & Touche
4141 Sherbrooke Street West                Montreal, Quebec
Suite 410
Westmount, Quebec
CANADA  H3Z 1B8

UNITED STATES OFFICE                       TRANSFER AGENTS
Sand Technology Systems Inc.               Continental Stock Transfer
555 Woodbridge Towers                      & Trust Corporation
Route 1 South                              2 Broadway
Iselin, New Jersey 08830                   New York, New York 10004
U.S.A.                                     U.S.A.

UNITED KINGDOM OFFICE                      INVESTOR RELATIONS
Sand Technology (U.K.) Limited             Inquiries may be directed to
Maple House                                Susan Waxman, Vice President,
High Street                                Administration at the Company's
Potters Bar                                Executive Office.
Hertfordshire
EN6 5BS




STOCK TRADING INFORMATION                  FORM 20-F
The Company's Class A Common Shares        The Company's Annual Report on
are traded on The Nasdaq National          Form 20-F as filed with the
Market System under the trading            Securities and Exchange Commission,
symbol SNDT.                               is available without charge, upon
                                           written request addressed to the
                                           Vice President Administration at the
                                           Company's Executive Office.


ANNUAL MEETING

The annual meeting of shareholders
will be held at 10:00 a.m. on
Friday, October 20, 2000, at the
offices of Lavery, de Billy,
1 Place Ville Marie, 40th Floor,
Montreal, Quebec.

                                     [LOGO]

                              SAND TECHNOLOGY INC.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SAND TECHNOLOGY INC.

                                            /s/ ARTHUR G. RICHIE
September 18, 2000                          Arthur G. Ritchie
                                            Chairman of the Board, President
                                            and Chief Executive Officer